OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Worldie LLC

5883 Copeland Road
Paradise, CA 95969

http://Worldie.com



1000 units of Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 10,700 Units* of membership ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 Units of membership ($10,000)

Company	Worldie LLC
Corporate Address	5883 Copeland Road, Paradise, California
Description of Business	Worldie is a Free Speech, All-In-One Social Network. The Company is a social media and networking platform where users can do both personal and business. Users can create advertisements, sponsorships, stores, video channels, photo walls, profiles, posts, groups, pages, events, and more. Users can meet other users to be friends or contacts and to message. The platform integrates social marketplaces into the social networking framework.
Type of Security Offered	Units
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$10

Perks*

$10 — If you invest $10, you will receive:

Thank you email from founder. Can give feedback on Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$50 — If you invest $50, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$100 — If you invest $100, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$500 — If you invest $500, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie with **medium** priority. Regular updates about progress. *Can request planning stages and ideas.* *Request use of donated funds for features wanted.

$1,000+ — If you invest $1,000+, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie with **highest** priority. Regular updates about progress. *Can request planning stages and ideas. Can offer advising role.* *Request use of donated funds for features wanted.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Worldie LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any Unit you purchase. For example, if you buy 10 Units at $10 / Unit, you will receive 1 bonus Unit, meaning you'll own 11 Units for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Worldie LLC is a Free Speech, All-In-One Social Network. The Company is a social media and networking platform where users can do both personal and business. Users can create advertisements, sponsorships, stores, video channels, photo walls, profiles, posts, groups, pages, events, and more. Users can meet other users to be friends or contacts and to message. The platform integrates social marketplaces into the social networking framework.

Development Stage

Currently, we have a desktop website version, with the mobile website version development started, also through self-funding.

Sales, Supply Chain, & Customer Base

Worldie sells advertising and sponsoring. It obtains commissions from financial transactions and selling which is done through users on its platform. Our company's customer base is its users, who may advertise or promote their content to other users or off-site.

Competition

Competitors in the alternative social network sphere involve Vero, Minds, WeMe, Gab, Steemit, DTube, and Bitchute.

Liabilities and Litigation

There are no loans, litigation, or liability.

The team

Officers and directors

Christina Taft	Founder, CEO & Manager

Christina Taft
Christina is the founder and CEO of Worldie.com – the Free Speech, All-In-One Social Network. She is a resilient innovator, manager, and entrepreneur. Creative and turning ideas to into action, she focuses her free time on founding and building initiatives. Create your own lane! Christina has won several scholarships, and attends California State University, Chico for Business Administration: Entrepreneurship & Small Business Management. She's mostly self-taught. Find out more about her on her personal website at: ChristinaTaft.com As CEO at Worldie Primary responsibilities: Manage service providers, write policy, found all ideas and plans, correct designs and

make design sketches, form strategy, manage social media accounts, give updates, communication with users/potential users, manage budget and finances, testing website for errors, quality control, top management functions and decisions. Past 3 years of employment: Worldie LLC. Started August 2017 - present full time, primary job. Research Assistant – CSU Chico Research Foundation Nov 2017 – June 2018. Part Time. Seasonal Cashier – Kmart, Paradise, CA December 2016. Part Time. Cashier & Clerk – Feather Falls Mini Mart, Oroville, CA Jan 2016 – Oct 2016. Part Time. Unemployed in all of 2015.

Number of Employees: 1

Related party transactions

The Company has not conducted any related party transactions.

<p align="center">**RISK FACTORS**</p>

These are the principal risks that related to the company and its business:

- **Our intellectual property could be unenforceable or ineffective.** Although we have non-disclosure agreements with our independent contractor, technology changes over time and we do not currently hold patents. There's the risk of leaks or replications. Never-the-less, we are not open source.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established social networks and social media companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the social networking and media platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **Worldie is a brand-new company.** It has no revenues. If you are investing in this company, it's because you think the social networking and media platform is a good idea, that we will be able to successfully market, manufacture and sell the social network, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any advertising or sponsorships, or to collect commissions from transactions or sold goods/services, and we plan to market. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if Worldie raises the maximum sought in this offering, we may need to raise extensive funds in order to be able to maximize potential.** We require funding for commercial production of the social networking and media platform. We believe that we will be able to finance the commercial production of the social network through self-funding and crowdfunding investment.

- **You may not be able to easily resell the securities immediately.** We are a privately-held company, which means we will may not go public or liquidate our assets. The company is not required to purchase back its securities.
- **Any valuation or pre-valuation at this stage is pure speculation.** The valuation and pre-valuation is an estimation of what the company could be worth in the future. The company is pre-revenue at this time.
- **Our business projections are only estimates and goals.** There can be no assurance that the company will meet those projections. There can be no assurance that the company and that you will make money unless there is sufficient demand for product, people think its a better option than the competition and that the social network platform has priced the services at a level that allows the company to make a profit and still attract business.
- **We do not guarantee success.** We cannot guarantee the success of Worldie in the free marketplace. Start ups have the risk of failing. However, we will work as hard as we can to improve with features and policies.
- **Legalities** As Worldie grows, legalities, compliance, and other laws will need to be adhered to
- **Employment & Growth with Budgeting and Maintenance Cost** When we grow with revenue, then more resources can be done. However, we do not need excessive moderation due to Free Speech precedence. Our automation should help decrease costs. Although Worldie is getting onto Amazon Auto-Scaling, high sudden growth could raise costs for maintenance. Then the maintenance and budgets would need to be adjusted
- **Evolutionary Development Causes Bugs** When we do phases of development and frequent changes, often bugs appear on our website. As of now, our resources for IT are in India, which means that there could be bugs for an entire day. Future challenges may be to not only outsource, but possibly hire in-country.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Christina Taft, 100.0% ownership, Units

Classes of securities

- Units: 60,000

  Voting Rights *(of this security)*

  The voting rights are only given for the Managing Members of the LLC.

  #### Distributions in General

  At such time as determined by the Board of Managers, but in no event no less often than annually on or before the sixtieth (60th) day after the end of each

Fiscal Year, the Board of Managers shall determine the extent, if any, of Distributable Cash. If the Board of Managers determines that Distributable Cash exists for each Fiscal Year (or such shorter period for which the distribution is made), the Board of Managers may distribute to the Members, pro rata, in proportion to their respective Units, all or a portion of the Distributable Cash.

Rights to Receive Liquidation Distributions

<u>Distribution of Assets</u>

In settling accounts during winding up, the assets of the Company shall be paid in the following order:

First, to creditors, in the order of priority as provided by law, except those to Members of the Company on account of their Capital Contributions;

Second, to fund reserves for liability not then due and owing and for contingent liabilities to the extent they were reasonable by the Board of Managers, provided that, upon the expiration of such period of time as the Board of Managers deem advisable, the balance of such reserves remaining after payment of such contingencies shall be distributed in the manner below;

Third, any remainder shall be distributed to the Members of the Company, pro rata, in accordance with their respective Units.

<u>Distributions in Kind</u>

If any assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed to the Members.

<u>Termination</u>

When the winding up process has been completed, a Certificate of Termination shall be executed on behalf of the Company by a Manager and shall be filed with the Secretary of State of California, and the Board of Managers shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the termination of the Company.

Rights and Preferences

No Preemptive Rights

 Should the Company issue additional Units, the Membership Interest of the

Members will be reduced and no Member shall have the "right" (often referred to as "preemptive right") to purchase any such additional Units in the Company that might be offered for sale in the future.

What it means to be a Minority Holder

As a minority holder of Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's Units in the Company, could be diluted due to the Company issuing additional membership units. In other words, when the Company issues more membership units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of membership units outstanding could result from an offering (initial public offering, another crowdfunding round, a venture capital round or angel investment).

If we decide to issue more units, an Investor could experience value dilution, with each membership unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those uint can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each membership unit, ownership percentage, voting control, and earnings per membership unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-08-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and Stripe is still not set up. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for at least 3-4 years if there is revenue, low revenue, or no revenue generation. Our assets are in total worth $28,844.02 due to costs of development, design, and the domain name purchase.

Financial Milestones

The company is investing for continued growth of the platform. As of August 2018, $28,844.02 has been invested and self-funded into development, design, and the domain name. The platform has not yet set up split pay to receive revenue via its advertising, sponsoring, or commissions.

Financial Milestones:

$330 for a homepage initial design and test.

$160 for a logo in 2017.

Nearly $1,000 per basic module, then improvements on top of this for more features.

Modules Completed: Profiles, feeds, advertising on-site, events, video channels, photo walls, buy/sell with stores, groups, pages, and meet with match ups. Then backend with CMS and user account settings. Going live and a message module.

Off-site (non-logged in view) requires more funding for each module.

About detail page for profiles was expensive at nearly $1,000 to add privacy settings and editing per line.

Domain of Worldie.com bought Febuary 2018 for $3,189.

$3,333 has been invested for the mobile website version to be at m.worldie.com

Future operational challenges we foresee:

Increased Maintenance Costs: Although Worldie is getting onto Amazon Auto-Scaling, high sudden growth could raise costs for maintenance. Then the maintenance and budgets would need to be adjusted.

Evolutionary Development Causes Bugs: When we do phases of development and frequent changes, often bugs appear on our website. As of now, our resources for IT are in India, which means that there could be bugs for an entire day. Future challenges may be to not only outsource, but possibly hire in-country.

Legalities: As Worldie grows, legalities, compliance, and other laws will need to be adhered to.

California Fees & Taxation: California has a $800 per year fee for LLCs, which can be up to 8 times higher than other states. Fees and taxation in California can be higher than other states. This takes away funding for development to instead fund fees. The first year we were exempt from the fee due to being taxed as a corporation.

Employment & Growth with Budgeting: When we grow with revenue, then more resources can be done. However, we do not need excessive moderation due to Free Speech precedence. Our automation should help decrease costs.

Moderators and Employment Liabilities Internationally: Other operational challenges and costs are adjusting adequately to higher levels of reports and creating a backend that prevents overdominance/misuse of moderators. There already are planned solutions for this. Although moderators can be outsourced to developing or undeveloped countries, we should only hire in America for 1st world countries due to not wanting to be liable to other countries' laws. We will need translation on-site, which there is brainstorming for this solution.

Multiple Languages: Worldie has already been asked for a Portuguese version since we are international and Brazilians are being censored by Facebook and Twitter. Worldie will need to have translation that there are APIs already for and different site versions, which can be costly due to text.

3rd Party Advertising: With lower amounts of users and our advertisement platform that could be improved, we cannot control the policies of 3rd party advertising that we plan to integrate into our website. Google Adsense has its own policies which can conflict with the services/products that we do not want advertisements for in Worldie's advertisement or sponsoring policy.

Other National Governments: As long as Worldie doesn't have physical presence in other countries, we can challenge the use of other governments' attempts to influence us. One issue may be European laws or restrictive governments who want to censor their citizens. This may cause conflict, but we have solutions for this.

US Government: The US government may want to include Worldie if it grows to large amounts in programs like PRISM. We can resist this to a point due to not wanting to work with government contracts or programs. However, as of now, all alternative networks we believe are not in government programs.

Future challenges we see related to capital resources:
Future crowdfunding will likely need to be done, unless we can start to make revenue as well. Worldie is working on split-pay with Stripe for transactions. Self-funding is not adequate. Depending on how much is raised and our revenue generation, this challenge can fluctuate.

Future milestones and events we foresee that will significantly impact the company financially:
The only financial milestone is getting onto StartEngine for crowdfunding. As of now, there are no other foreseeable investment, funding, or other events. We expect as of now that a 3rd party platform like StartEngine is required as a necessary intermediary, and that the founder cannot find investors by oneself. Contracts for investment are unable to be obtained.

Our mobile version is currently being worked on, and once this is up onsite, then we can expect to far more easily obtain users. Auto-scaling should further allow us to tell users to bring censored or controlled users from other sites (such as Qanon from Reddit) to our website.

If we obtain enough funding to fund the IOS and Android Applications, then we finally have a good footing to provide a competitive platform. We expect that if we get onto IOS/Android, then we will have a strong social network, that also wants to push marginalized aspects into the mainstream to appeal to everyone.

Liquidity and Capital Resources

Liquidity:

Although the founder could continue to self-fund over many months, if Worldie is ever to grow, it needs crowdfunding. The costs of the cell phone applications needs to be funded, and marketing is needed. Receiving funding is necessary for the business mainly due to the founding member's lack of adequate income to continue to self-fund.

Capital:

Worldie LLC has only been self-funded by its one founder and one executive.

Capital resources that are currently available to the company:

There is nothing in the Worldie LLC Bank Account. All funding has been provided by the founding member's account. There are no liabilities, loans, or debts for Worldie LLC.

How the funds of this campaign factor into our financial resources:

These funds are critical to the company operations since we are at a crossroad to obtain applications, that despite being reasonable comparatively in cost, are highly costly to the founder's income. If we are to ever market extensively and grow, we will need crowdfunding. To provide a cushion for maintenance costs that are unforeseen, we also need resources.

Worldie is also at a crossroad to ever be known despite many features. If we also are to go to its full potential, we will need more funding to provide the modules and features that are possible.

How the funds from this campaign are necessary to the viability of the company.

The funds of the campaign are necessary for growth of the company. Our costs are low with few members with Amazon Web Services, but if we are to grow at all, we do need funding and other owners.

The one owner provides the funding thus far. The capital of the company has completely been obtained through the founding member's funds.

How long we will you be able to operate the company if we raise the minimum:

The operation amount of time for the company ultimately depends on growth. Budgeting has been adequate and Worldie could stay stagnant and stay with low costs or Worldie can grow and then maintenance costs, development, and marketing can increase. The expenses are based on extremely low AWS fees per month and how all funding nearly has gone into development and design.

At minimum, the company should last 2-3 years with using the capital raised.

How long we will you be able to operate the company if we raise the maximum:

The operation amount of time for the company ultimately depends on growth. Budgeting has been adequate and Worldie could stay stagnant and stay with low costs or Worldie can grow and then maintenance costs, development, and marketing can increase. The expenses are based on extremely low AWS fees per month and how all funding nearly has gone into development and design.

At maximum, the company should last 3-4 years with using the capital raised.

Additional future sources of capital available to the company:

There has only been self-funding by the founding member.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$600,000.00

The valuation of the company is a pre-revenue valuation and based on future estimates of what the company will be worth. When you are investing in this company, you are betting that the future value will be $707,000. The valuation is based off the fact that alternative social networks such as Minds, Gab, and MeWe have raised millions via crowdfunding, and we could comparatively compete with these networks with our features. We believe there are some issues with Minds, such as changing passwords, inability to change usernames, yet is able to raise over $1 million for each crowdfund. Gab raised over $5 million. Our target market does include Gab's market as well as other markets who are eager for new networks. MeWe raised over $10 million during its crowdfunds. However, networks in prototype such as OpenBook raised $50,000 on Kickstarter. Vid.Me which went out of business had $7 million invested into it. Our network already has video channels within its other features. In our opinion, the social media industry is ready for new social networks, and Worldie has a policy that people are looking for, features that create a hybrid all-in-one, and it creates a new network that differs from competition. We also plan to provide revenue sources and more openness, without echo chambers. Worldie differs and it creates loyalty from consumers.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses	0	0
StartEngine Fees (6% total fee)	$600	$6,420

Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R & D & Production	$7,400	$50,580
Marketing	$2,000	$20,000
Maintenance Costs (Current or Future)	$0	$15,000
Salaries	$0	$15,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. With $10,000, almost the entire IOS and Androad applications would be funded.

If Worldie was to obtain $10,000, then $9,000 would be immediately deposited in for the IOS and Android applications to help develop the app/mobile version. However, this would not fully fund the apps and it would require more investment from the founder. $1,000 would be used for marketing, which has yet to begin.

If Worldie was to obtain $107,000, then this could be fully stretched out over 3-4 years depending on growth. $50,884 would be used for more development phases in modules and improvements to achieve a fully all-in-one network that we believe could have more features than other networks, and done in an efficient way. $20,000 would be used on marketing such as advertising and public relations, then $15,000 for maintenance costs depending on growth, and $15,000 salary to the CEO for work done.

Marketing costs includes public relations, web traffic, advertising, and other methods.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at worldie.com in the section labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Worldie LLC

[See attached]

I, Christina Taft, the Founder & CEO of Worldie LLC, hereby certify that the financial statements of Worldie LLC and notes thereto for the periods as of August 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Worldie LLC was not in existence for the previous tax year and was formed on March 7, 2018 in the State of California.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9/1/2018 (Date of Execution).

_____ (Signature)

_____ (Title)

9/1/2018 _____ (Date)

Worldie LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
August 31, 2018

Worldie LLC
Index to Financial Statements
(unaudited)

ABC LLC
BALANCE SHEETS
AS OF August 31, 2018
(unaudited)

9:51 PM
08/31/18
Accrual Basis

Worldie LLC
Balance Sheet
As of August 31, 2018

	Aug 31, 2018
ASSETS	
Fixed Assets	
Mobile Compatible Website	3,333.00
Worldie Logo	160.00
Worldie.com Domain	3,189.00
Worldie Desktop Website	22,162.02
Total Fixed Assets	28,844.02
TOTAL ASSETS	28,844.02
LIABILITIES & EQUITY	
Equity	
Member 1 Equity	28,844.02
Retained Earnings	0
Total Equity	28,844.02
TOTAL LIABILITIES & EQUITY	28,844.02

ABC LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED AUGUST 31, 2018
(unaudited)

9:50 PM
08/31/18
Accrual Basis

Worldie LLC
Profit & Loss
March - August 2018

	March - Aug 18
Income	
Member 1 Investment	28,844.02
Total Income	28,844.02
Expenses	
Freelancer Fees	1,064.89
Mobile Compatible Website	3,333.00
Worldie Logo	160.00
Worldie.com Domain	3,189.00
Worldie Desktop Website	21,097.13
Total Expense	28,844.02
Net Ordinary Income	0
Net Income	0

Worldie LLC
Statement of
Member Equity
March 2018 through August 2018

	LLC Membership		Additional Paid In-Capital
	Units	Amount	0
Inception	0	$	0
Issuance of Units to Founder	60,000	0	0
Units used for services	0	0	0
Contributed Capital	0	$28,884.02	0
Net Income (Loss)	0	$28,884.02	0
Units Issued for Debt Conversion	0	0	0
Units Issued for Cash	0	0	0
Units Issues for Services	0	0	0
Unit Option Compensation	0	0	0
Net Income (Loss)	0	0	0
August 31, 2018	· 60,000	$28,884.02	0

WORLDIE LLC
STATEMENTS OF CASH FLOWS
AS OF AUGUST 31, 2018
(unaudited)

Worldie LLC
Statement of Cash Flows
March through August 2018

	March - Aug 2018
OPERATING ACTIVITIES	
Net Income	0
Net cash provided by Operating Activities	0
INVESTING ACTIVITIES	
Mobile Compatible Website	-3,333.00
Worldie Logo	-160.00
Worldie.com Domain	-3,189.00
Worldie Desktop Website	-22,162.02
Net cash provided by Investing Activities	-28,844.02
FINANCING ACTIVITIES	
Member 1 Investment	28,844.02
Net cash provided by Financing Activities	28,844.02
Net cash increase for period	0
Cash at beginning of period	0
Cash at end of period	0.00

7

NOTE 1 – NATURE OF OPERATIONS

Worldie LLC was formed on March 7, 2018 ("Inception") in the State of California. The financial statements of Worldie LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Paradise, California.

Worldie LLC is a Free Speech, All-In-One Social Network. The Company is a social media and networking platform where users can do both personal and business. Users can create advertisements, sponsorships, stores, video channels, photo walls, profiles, posts, groups, pages, events, and more. Users can meet other users to be friends or contacts and to message. The platform integrates social marketplaces into the social networking framework.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
>   in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from user advertising, user sponsorships, commissions, donations, and subscriptions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as an S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

There is no Company debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

60,000 of 100,000 units have been issued to the founding member.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 31, 2018 through September 1, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Worldie is pending **StartEngine Approval.**

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0
Investors

$0.00
Raised of $10K - $107K goal

Worldie
Free Speech, All-In-One Social Network
● Small OPO ⚲ Paradise, CA 🏷 Technology ⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Free Speech, All-In-One Social Network - Join Worldie, a social network for personal and business.

Invest in Worldie.com

"Big Tech has been censoring voices, selling your information, and slowing down in features. We're here to change that.

What if you could have a platform which had enough features to keep you engaged and to promote yourself, yet also had ethics, free speech, political neutrality, and better leadership?

What if what you said as a suggestion or as constructive criticism was listened to, reviewed, and mattered?

Worldie.com is that platform, and we're dedicated to being efficient, effective, and innovative. **Our goal** is to provide enough ways to promote yourself, yet to also have privacy and friendship, with an underlined *ethical* framework.

Small business ethics are back with Worldie, and we're combining modules to create the ultimate *all-in-one platform.*

We take the manipulation of communication seriously, and we want to turn the tide towards freedom.

Worldie is the Future of Social Media.

As a platform, we're always growing and improving. If you invest in us, we'll listen to your suggestions, advice, and feature wishes seriously. We'll also freely show future costs, budget break-downs, and ideas. *We take a bottom-up approach.*

Through Twitter and Discord, we've communicated with both users and potential users. Our current version of the Terms of Service has been carefully looked over by users of different political views and locations. What social media platform today lets **the users** comment and suggest improvements?

Worldie approaches this differently. You matter.

With 232+ users since going live in the end of May (but the website still improving since then, such as off-site/not-logged in), we get consumer loyalty. There is a regular trickle-in of sign ups without any paid advertising. We focus on a quality product first. As of September, we're starting to see users return repeatedly to our site and activity is improved with auto-logging into the Feeds page.

Mainly, we need a mobile website version for success which is deposited for and being worked on, IOS and Android applicaitons, and to start paid marketing. We haven't spent on marketing, which can cost more than the products, by choosing to focus on creating a quality platform.

Development Stage: We are in desktop website version, with the mobile website being worked on. Worldie has been self-funded.

The *All-In-One Platform* Offers Ways For Personal & Business:
- Feeds - Categorized and filterable for module type
- Posts - microblog on your profiles, groups, and soon, pages.
- Video Channels
- Photo Walls
- Events
- Stores - Buy and sell with E-commerce
- Profiles - privacy, microblogging, albums, and more.













- Meet - match ups for friendship, business, dating, and interests
- Messages, comments, and notifications.
- Friends, contacts, fan, like, favorite, invite, join, and share.
- Groups
- Pages

The future:
More social marketplace modules, among more content, such as -

- Feedback, Help & Tickets, About Worldie & Worldie Blog
- Stories
- Crowdfund
- Roombook
- Chats
- Work - Jobs, freelancers, and services
- Activities
- Music
- Help
- Ventures
- User Customization & Personalization
- More improvements

^^ Everything above has more than just posting, but has more involved.

Possibilities:

- Gaming
- Rides - a new way
- Food/Drink
- More customization and improvements...
- More....

This may seem expensive, however, we outsource our development and design, which we believe could make it **up to 8-10x less** than American prices. It's also done *effectively and with a good UI (User Interface design). Our developers are full stack and are an independent contractor team of 12.*
- Source: Comparing what we pay per hour compared to SavvyApp prices.

I'll gladly share a link to any interested investors to a future cost break-down and more about the plans. I'm dedicated to making this company (an LLC) as transparent as possible. Please be serious in your offer with your request!

Socially responsible companies can do better in an industry than non-socially responsible competitors.
- Source: "Why socially responsible companies get more business," Frontstream, 2014.

As the founder, I've completely 100% self-funded Worldie thus far.

I believe in this project, and the need of a new network only increases as the tech industry climaxes with censorship, bias, monopolization, and controversy.

I believe we need new, alternative social networks.
I see people everyday who want new platforms; we just need to create the right one with enough features.

How we can make money without exploiting users or selling data:

- Advertising - Advertisements created on Worldie
- 3rd Party Advertisements integration (likely Adsense)
- Sponsoring - users can sponsor all content and posts
- Social Marketplaces - commissions from the selling of goods and services
- Transaction Commissions - From financial transactions, donations, and future subscriptions.
- Monetization - user content monetized for the creators
- Donate - If users want to donate to Worldie, they can.
- Future subscriptions & add-ons - no advertisement/sponsor plans, premium support, verifications, themes, and more...

**Right now we have ads created on Worldie, sponsoring, and e-commerce stores (commissions). Working on split-pay and then user-to-user donation transaction commissions. As we grow and improve, we'll add more ways for revenue creation.

Most of our website is available to be seen when not logged-in (off-site). This lets us showcase user content and share off-site.

Now is the time more than ever to enter the social media industry as Big Tech is steeped in controversy.

With ethics and a better policy, as well as features, we can succeed."

- Christina Taft, Founder & CEO of Worldie.com (Worldie LLC)


Notes
Good bye instagram app from my phone it's been swell until FB come out that you've been spying on us all. Since you are owned by FB you have been removed from my phone. I'll see you even less now.
DELETE INSTAGRAM ACCOUNT
WORLDIE
TRY WORLDIE.COM INSTEAD




THE SHOE WORKS IF YOU DO.


THE SHOE WORKS IF YOU DO.


The Worst Part of Censorship
bangkok jack


WORLDIE
THE FUTURE IS TO CREATE IT



R.I.P
facebook

Are Social Media Companies breaking the 1965 Consumer Bill of Rights?

Try:

#Worldie - Free Speech, All-in-One Social Network

THE CONSCIOUS CONSUMER
BILL of RIGHTS
1 THE RIGHT TO SAFETY
- to be protected against the marketing of goods and services that are hazardous to health, life, or the safety of our future.
2 THE RIGHT TO BE INFORMED
- to be protected against fraudulent, deceitful, or misleading information, advertising, labeling, or other practices, and to be given, by all goods and service providers, unrestricted access to the complete information needed to make an informed choice, including but not limited to ingredients, materials, origin, labor conditions, life cycle, and political activity.
Reporting: Unclear
Political Bias has been proven
THREE THE RIGHT TO CHOOSE
- to be assured access to a variety of products and services at competitive prices (as long as those prices do not come at the exploitation of others); and in those industries in which competition is not workable and Government regulation is substituted, an assurance of satisfactory quality and service at fair prices.
Users are like mice and products, being researched
4 RIGHT TO BE HEARD
- to be assured that consumer interests will receive full and sympathetic consideration in the formulation of Government policy, and fair and expeditious treatment in its administrative tribunals.
5 THE RIGHT TO SERVICE
- the right to privacy, courtesy, and responsiveness to consumer problems and needs and all steps necessary to ensure that products and services meet the quality and performance levels claimed for them (Clinton, 1994).
Censorship is proven
No Feedback. Privacy not sure

AMAZING DEALS ON THOUSANDS OF PRODUCTS
amazon.com
SHOP NOW
75% OFF & FREE SHIPPING (CLICK HERE)

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Invest in Social Media 2.0 - A Better Future.

Investment

$10/share | When you invest you are betting the company's future value will exceed $707,000.

Perks*

$10 — If you invest $10, you will receive:

Thank you email from founder. Can give feedback on Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$50 — If you invest $50, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$100 — If you invest $100, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$500 — If you invest $500, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie with **medium** priority. Regular updates about progress. *Can request planning stages and ideas.* *Request use of donated funds for features wanted.

$1,000+ — If you invest $1,000+, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie with **highest** priority. Regular updates about progress. *Can request planning stages and ideas. Can offer advising role.* *Request use of donated funds for features wanted.

**All perks occur after the offering is completed.*



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Worldie is a socially responsible leader and values the Consumer Bill of Rights, Political Neutrality, and Free Speech. We act with ethics, transparency, and integrity. We value you as a consumer, rather than as a product.

What *Worldie* Has Accomplished So Far

History:

Worldie was started in fall 2017, although the ideas of a social network all-in-one started in 2016.



- In August 2017, the developer team was chosen, who had previously made a social network clone.
- We spent months on design and started high-powered development.
- Our live desktop version was released at the end of May 2018, but has continually improved since. Through 100% organic (unpaid) reach, and mostly direct communication, we have 232+ registered users so far. Users regularly trickle-in.
- We're constantly editing and improving the website.
- Our Terms of Service is exactly what people are looking for in a new social network! In fact, our ToS would make us a socially responsible leader.
- We've spent $0 on marketing, choosing to focus on creating a good product before advertising. All self-funding has gone to design and development. Members have had direct contact with us.
  - We hope that the StartEngine crowdfund will not only provide potential funding, but more awareness of Worldie.
  - We will start minor web traffic during the crowdfund and especially after funding if we reach the $10,000 minimum.



Facts:

- We use Amazon Web Services as our host.
- We outsource our design and development costs, making us extremely efficient.
- Our strength is in directly talking to potential users. This creates high loyalty.





WIRED
THE GOLDEN AGE OF FREE SPEECH

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Worldie's Features and Products



WORLDIE

Worldie is a Free Speech, All-In-One Social Network.

This means that our policy is for freedoms, yet we also want to focus on providing users more features.

We know that competition is stiff, yet we've efficiently added all of these features!

We improve and update daily. Worldie is an evolution and not a single launch.

Our goal is to have a product which people will use frequently for personal and business, privacy and promotion.

Worldie's Features Listed:
Feeds, Posts, Video Channels, Photo Walls, Groups, Pages, Meet, Events, Buy/Sell with Stores, Messages, and Profiles

***Note: Video Channels are currently called media channels. We're in process of changing this for clarity.**

- Feeds - categorized and filterable
- Profiles with albums, profile image, banner, menu, and about sections
- Posts and micro-blogging
- Stores
  - About, featured, popular, profile image, banner, wanted, for sale
- Groups
- Pages





- Video Channels
  - About, featured, popular, profile image, banner
- Photo Walls
  - About, featured, popular, profile image, banner
- Featured - Feature videos on video channels, photos on photo walls, products on stores, photos/videos on profiles, photos/videos in groups and posts in groups
- Popular
- Recommended
- Friends/Contacts
- Meet - search for users to meet
- Messaging with filters
- Fan, like, follow, join, favorite for users to categorize
- Invite
- Share - share off-site to other social networks, to your profile, or friends/contacts' profiles
- Categories - different per module
- Tags
- Titles and descriptions
- Locations
- Commenting
- Sponsoring and reporting
- Privacy settings, account settings, blocking, and security
- Advertising
- Transactions profile
- Backend CMS with reports and categories
- Always more...



We may have so many features, that you could get lost in the list.

How Our Products Are Different - The Hybrid

Social media companies today typically specialize either in privacy, promotion, or e-commerce, but not an all-in-one network.

Worldie is, however, a hybrid. We provide privacy and promotion, personal and business, and social marketplaces in one network.

Our goal is to provide the user more ways to control what they want to see and experience.

More Welcoming and Friendly: A user said we are more fresh and friendly. This atmosphere is created through the openness, views, direct contact, policies, and design emphasis that we do. Everyone's content is seen.

OffSite and Openness: Most of Worldie can be seen without logging in. This makes us more open than other social networks which have these features. Showcasing our user content further drives more people to see and believe in our product. Share offsite to other social media sites too!

Views: Users can see the impressions on all of their content, posts, profiles, pages, walls, channels, and stores.

Categories & Tags: To improve organic (unpaid) reach even more and to provide more variety, Worldie actually has more categories than other platforms.

Recommended: Randomized content is presented to let users see new content. We can add recommendations based off interests when we get more users and content.

Sponsor Anyone's Content: Anyone's content can be sponsored and promoted by anyone, not only the user creating that content. We're hoping to make a more open social network.

Organic (Non-Paid) Reach in Feeds: All new user content is added to the feeds without needing to be added, liked, or followed first.

Categorized and Filtered Feeds from modules: Want to see only content from friends or contacts? We can do that. Wish to see only videos or photos? Worldie can do that too.

Select the filter at the top of your feeds! So far, no other networks filter their feeds in this way to show content from different modules, making us unique.

Popular: Not only is the most viewed content shown for each module, but users can see the most popular content on channels, walls, groups, stores, and pages.

Favorites, Liked, Join, Fan and Follow: There's not only one or two buttons per channel, page, wall, group, etc anymore. Now, there's favorites, join, and fan. People can now be fanned, to create a more welcoming environment.

Rows, grids, feeds, and thumbnails of content: We give users more ways and styles to view content.

Easy to Create Accounts and Use: Real names are not required, and neither is real information for creating accounts.



Our Policies and Ethics: This is what makes customers loyal to us and want to see us to succeed. Our ToS is inspired by small businesses who provide their values, then a liability waiver. Social Media is new, and there's an opening for more ethical leaders who will create a better industry.

Social Marketplace integration with Social Media is the next stage for this industry:

You may have heard of other social marketplaces, but they're not integrated all-in-one with friends/contacts and non-selling uses.

We want to change that with Worldie. We have Buy and Sell now which provides stores, though we'll improve this with time. In more phases, we'd like to enter more social marketplace areas. So far, most users focus on their profiles and microblogging.

Meet - Until recently, dating profiles were separate from social media and social networking websites. Now, with Worldie and possibly others, meeting new people is the focus.

Change your "Looking For" section on your profile to find people who have the same "Looking For" selections.

Online & In-Person: Worldie integrates the online and in-person areas to get people more involved. Buying and selling, for example, and events, can be done with either. Our planned activities module should go further than events.

Valuing the Individual: The founder prefers enlightenment eras, and detests this current era's emphasis on restriction and censorship. We can be a leader in Social Media by focusing on the individual - not the group's say. We also gladly mix both helping and business aspects into one.

Side Menus and Categories: The side menus and categories for Worldie are different for each module and specific to that module.

More Side Area Content: We have more content on the sides, which although requires us to make a separate mobile website version, provides more to see and click on for users.

More Potential: Worldie has endless potential and possibilities with our module structure. Each module has their own menus, content styles, sides, and uses. Our main menu is formed to allow for a large amount of modules. All of this is done for the mission of all-in-one integration. It's made us unusual to focus on the website first, but we do this with strategy.





Stores - other social networks do not add a user store feature

Although the main social networks may have advertising or classified-like features, they do not let users have their own stores with cart check outs and wishlists.

People can post products for sale, wanted products, and feature products in their stores.



Unlimited Channels, Walls, Stores, Groups, Pages, and more from one account

Other networks often require multiple accounts. With Worldie, users can create one account, and have unlimited possibilities.

Users can make channels, walls, stores, groups, pages, and more for each topic or interest. No need to login multiple times or switch accounts!



Friends, Contacts, and Off-Site - gives us more privacy layers

Typically networks have either friends or contacts, Worldie has both to allow for closer people to be friends or acquaintances to be contacts.

Off-site is an additional privacy layer on top of public. Public is now for only when you're logged in, and off-site is when you're not logged in.



</>

Promote yourself, yet also have privacy to talk to friends & contacts

By being a hybrid, we let users have both self-promotion and privacy. We'll continue to improve privacy as we grow!

We believe we have more mediums to showcase your content.

Our Social Media Market and Industry



WE DID IT!

Never have the voices of those who are unhappy with these large social media networks been heard as loudly until now.

#DeleteFacebook is a campaign against the largest of them. **Full of lawsuits, criticism, and frustration, people are jumping onto new networks or waiting for the next big network.**

Though Worldie started in 2017, before these changes in 2018, the founder had found issues with these websites for years.

If you look at the censorship list by Free Our Internet and even the February 2018 article timeline in WIRED's "The Golden Age of Free Speech," you can see a timeline of control and censorship since 2007.

It's not just censorship. It's the complete lack of interest in the users that create content on their platforms and disregard of their privacy and benefits.

With Worldie's policy, we could pick them apart, but the stocks, hearings, and competition speaks for itself.

The monopoly may fall, but will we be on that new wagon?



#DeleteFacebook? Here's How Tech Workers Answered
We surveyed over 2,600 tech workers, asking if they will delete Facebook after the data mishap with Cambridge Analytica. The survey ran from March 20, 2018 through March 24, 2018. Overall, 31% answered 'YES' and 69% answered 'NO.' Below, are the results from employees from the top 5 tech companies (as calculated by highest volume of responses) as well as the responses from Facebook employees.
YES
Microsoft
50%
Snap
46%
Uber
40%
Google
38%
Amazon
34%
Facebook
2%
Blind is an anonymous work talk app for tech employees. Blind users were surveyed and asked if they planned to delete Facebook by answering 'YES' or 'NO.' The chart above includes data from employees at tech companies with the most responses to our survey. To be included in the "Top 5", each company had to have a minimum of 30 responses.
Source: Blind

This the perfect opportunity to enter the social media field with this Big Tech upheaval.

The #CambridgeAnalytica scandal has sparked a #deleteFacebook movement and resulted in many users deleting their social network profiles.

SEMrush keyword analytics data shows over 300% MoM increase in the number of 'how to delete facebook' search queries.

We believe social media and technology is experiencing a paradigm shift with consumers wanting a voice. Society is waiting for a new platform to take a different stance.

Numerous congressional hearings, protests, and newly created organizations - e.g., Free Our Internet, Freedom from Facebook, and Citizens Against Monopoly - are springing up to challenge Big Tech.

As shown in our videos on our campaign page, right politically viewed individuals, conservatives, alternative news, natural health, activists, and everyday individuals who simply want to be heard are getting banned, censored, and silenced.

Worldie is here to change this. Nearly every choice that Big Tech makes, the founder is against.

Our Stance:

- Free speech defined as precedence - Safely and without repercussions.
- Political neutrality - rare today.
- Organic reach - all posts and content go into everyone's feeds and recommended, new, and other rows are there to promote user content.
- Ethics - carefully review policies with a bottom-up approach
- Privacy - content has privacy for off-site, public, friends & contacts, contacts, friends, and only me at a minimum
- Manual reporting - instead of AI and censorship algorithms, we will do manual reviews. To compensate, everything - including advertising and sponsoring - is auto-approved.
    - We have reports for nudity/nude, harassment, criminal activity, copyright, spam, need help, and scam/fraud.
        - Our staff response policies are far different than the policies of other social networks.
            - Worldie will not adhere to harassment, including by groups, to make a person leave our platform or other effects.
    - In addition for advertising/sponsoring/selling, we have some items and services which we don't want to be sold.
        - Discrimination in Selling can be reported for advertisements, buy/sell, social marketplaces, and sponsorships to stop users from preventing types of people from purchasing products/services.
            - This does not apply to non-selling speech.
- Never sell users' content or data - Worldie on-site created advertising and sponsoring with future targeting is in aggregate, and unable to ID users individually.
- Worldie values the individual.
- One Terms of Service for all users - we will have one ToS for all users worldwide and not require a different ToS based on location.
- Non-subjection to governments - priority to the US government only to its legal requirements. We will not listen to governments worldwide who want to censor or harm users.
- Never do psych research of users.
- Higher standards.

Socially responsible companies can do better in an industry than non-socially responsible competitors.
- Source: "Why socially responsible companies get more business," Frontstream, 2014.

See our Terms of Service or ask us for more information!





The **#DeleteFacebook** hashtag is a common tag on Twitter. As of July 25, 2018 Facebook lost $120 billion in stock in 2 hours. On July 26, reports stated that Facebook had the largest loss of stock value of a U.S. company in history. - Source USA Today and other media: https://www.usatoday.com/story/tech/news/2018/07/26/facebook-shares-dive-19-shedding-120-billion-market-cap/840314002/







- Speculation for the high uses of Instagram is its high organic reach, which Worldie can obtain by how we're created in our framework to give users views and ways to search categories & tags.
- The high use of YouTube can be speculated to be partly due to videos, but also by being able to watch what you wish to - and without manipulation.

What Makes Worldie's Team Special



An entrepreneur, an independent contracting company for development, and feedback from consumers like you is what creates Worldie.

Christina Taft is the founder and CEO of Worldie.com – the Free Speech, All-In-One Social Network. She's a resilient innovator, manager, and entrepreneur.

Creative and turning ideas to into action, she focuses her free time on founding and building initiatives. Create your own lane!

She owns Worldie fully, and has managed the design, planning, strategy, service providers, and policy.

She listens to what people, such as you, suggest and advise on.

See more about her on her personal website: ChristinaTaft.com

Independent Contractor

Development, Design, and Maintenance is done through an Independent Contractor Company in India with an NDA.

What Adds to Our Team?

- Our independent contractor team of 12 is fast and skilled, yet, also relatively low-cost.
- We constantly improve our product, with regular updates and work on it each weekday.
- We improve through the feedback from consumers, and the careful revisions and planning done by Worldie's founder & developer team.

Unlike other social media companies, we will listen to user feedback with a bottom-up approach.

- Want a feature? We may do it just for you.
- When we're privately owned, we can be more ethical. Quality over quantity.







Invest in *Worldie - Free Speech, All-In-One Social Network -* Today!

If you want to join a team which focuses on results, ethics, integrity, transparency, innovation, creativity, and has the access of a small business, Worldie.com is the investment for you!



Anything beyond the minimum funding amount of $10,000 can catapult us into more phases and marketing. The founder will continue to self-fund. We absolutely need to pay for the needed IOS and Android applications, which have both been estimated for $12,000 - $15,000.
This is maximum efficiency.



Compare this to American prices via a quick search online. A frequently cited website is SavvyApps which claims: "Apps built by smaller shops, possibly with only 2-3 people, likely cost anywhere between $50,000 to $100,000. Feb 4, 2015." Be careful about the saying of price = quality! Worldie's development team was carefully chosen based off past experience.

We also have a complex platform with some backend CMS. Half of our current costs have been on improvements and extra features, rather than on each module.



The mobile versions and marketing are crucial to our growth. The mobile browser version is in progress this August. The cell phone application is a vital aspect of today. For example, Vero and WeMe - 'small' social networks - *are only on cell phone applications. Worldie can have all types of platforms!*

We also have the loyalty and ethics of our developer team, who have worked with us on an NDA contract.

RESIST
MARK ZUCKERBERG

Crowdfunding not only helps up fund development, design, and marketing, but it creates a community of people who share an interest in Worldie's success.



Most of all, <u>you're telling the social media industry that you care about changing the future.</u>



Join the Free Speech,
All-In-One Social Network
WORLDIE

Spring 2016

Planning for an All-In-One Network Begins

First drafts of plans start.



Summer 2016



Initial Estimates Obtained for Plan #1

Initial feedback from developer companies is obtained. Project is re-written a year later.



Spring 2016

Worldie:

Worldie is chosen as the name

"World" is wanted as part of the name. Different endings are brainstormed. "Could you see yourself opening an application called Worldie?" "Yes."



Summer 2017



Plan #2 - Streamlined - is created for an All-In-One Network

Idea is highly improved and streamlined with bullet point features.



August 2017

{DEV}

Developers and Designers services retained

The most skilled, yet also most efficient developer is chosen through outsourcing. Previously created a social network clone.

Fall 2017





Design & Development Begins on Live Demo!

Design and development begins. End of December: first milestone is complete. Time taken for design, feeds, and profile.





December 2017

MY FREE
SPEECH
IS NOT
NEGOTIABLE

Free Speech chosen as policy

After CSUC Accelerator Presentation, advice taken to focus on Free Speech. Founder's passion for different social media policies is decided as differentiation point.

Febuary 2018



Worldie.com domain is obtained

Worldie.com is purchased from its previous domain owner. Worldie is now cemented as the network's name.

March 2018



LLC

Worldie becomes an LLC in California

Worldie is a registered Limited Liability Company.

End of May 2018

BILL of RIGHTS

Worldie's first Desktop Version Goes Live

Feeds, Posts, Video Channels, Photo Walls, Events, Profiles, Meet, and messages are "live," yet improved daily. Groups & Pages work starts.



Meet Our Team

Christina Taft

Founder, CEO & Manager

Christina is the founder and CEO of Worldie.com – the Free Speech, All-In-One Social Network. She is a resilient innovator, manager, and entrepreneur. Creative and turning ideas to into action, she focuses her free time on founding and building initiatives. Create your own lane! Christina has won several scholarships, and attends California State University, Chico for Business Administration: Entrepreneurship & Small Business Management. She's mostly self-taught. Find out more about her on her personal website at: ChristinaTaft.com As CEO at Worldie Primary responsibilities: Manage service providers, write policy, found all ideas and plans, correct designs and make design sketches, form strategy, manage social media accounts, give updates, communication with users/potential users, manage budget and finances, testing website for errors, quality control, top management functions and decisions. Past 3 years of employment: Worldie LLC. Started August 2017 - present full time, primary job. Research Assistant – CSU Chico Research Foundation Nov 2017 – June 2018. Part Time. Seasonal Cashier – Kmart, Paradise, CA December 2016. Part Time. Cashier & Clerk – Feather Falls Mini Mart, Oroville, CA Jan 2016 – Oct 2016. Part Time. Unemployed in all of 2015.







Independent Contractor

Developer Team

NDA-contracted developer team in India. They hire 12 people who do design and development on project teams. Their services have been retained by Worldie in the past.

Offering Summary

Maximum 10,700 Units* of membership ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 1,000 Units of membership ($10,000)

Company	Worldie LLC
Corporate Address	5883 Copeland Road, Paradise, California
Description of Business	Worldie is a Free Speech, All-In-One Social Network. The Company is a social media and networking platform where users can do both personal and business. Users can create advertisements, sponsorships, stores, video channels, photo walls, profiles, posts, groups, pages, events, and more. Users can meet other users to be friends or contacts and to message. The platform integrates social marketplaces into the social networking framework.
Type of Security Offered	Units
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$10

Perks*

$10 — If you invest $10, you will receive:

Thank you email from founder. Can give feedback on Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$50 — If you invest $50, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

NDA-contracted developer team in India. They hire 12 people who do design and development on project teams. Their services have been retained by Worldie in the past.

Offering Summary

Maximum 10,700 Units* of membership ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 1,000 Units of membership ($10,000)

Company	Worldie LLC
Corporate Address	5883 Copeland Road, Paradise, California
Description of Business	Worldie is a Free Speech, All-In-One Social Network. The Company is a social media and networking platform where users can do both personal and business. Users can create advertisements, sponsorships, stores, video channels, photo walls, profiles, posts, groups, pages, events, and more. Users can meet other users to be friends or contacts and to message. The platform integrates social marketplaces into the social networking framework.
Type of Security Offered	Units
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$10

Perks*

$10 — If you invest $10, you will receive:

Thank you email from founder. Can give feedback on Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$50 — If you invest $50, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

NDA-contracted developer team in India. They hire 12 people who do design and development on project teams. Their services have been retained by Worldie in the past.

Offering Summary

Maximum 10,700 Units* of membership ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 Units of membership ($10,000)

Company	Worldie LLC
Corporate Address	5883 Copeland Road, Paradise, California
Description of Business	Worldie is a Free Speech, All-In-One Social Network. The Company is a social media and networking platform where users can do both personal and business. Users can create advertisements, sponsorships, stores, video channels, photo walls, profiles, posts, groups, pages, events, and more. Users can meet other users to be friends or contacts and to message. The platform integrates social marketplaces into the social networking framework.
Type of Security Offered	Units
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$10

Perks*

$10 — If you invest $10, you will receive:

Thank you email from founder. Can give feedback on Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$50 — If you invest $50, you will receive:

NDA-contracted developer team in India. They hire 12 people who do design and development on project teams. Their services have been retained by Worldie in the past.

Offering Summary

Maximum 10,700 Units* of membership ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 Units of membership ($10,000)

Company	Worldie LLC
Corporate Address	5883 Copeland Road, Paradise, California
Description of Business	Worldie is a Free Speech, All-In-One Social Network. The Company is a social media and networking platform where users can do both personal and business. Users can create advertisements, sponsorships, stores, video channels, photo walls, profiles, posts, groups, pages, events, and more. Users can meet other users to be friends or contacts and to message. The platform integrates social marketplaces into the social networking framework.
Type of Security Offered	Units
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$10

Perks*

$10 — If you invest $10, you will receive:

Thank you email from founder. Can give feedback on Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

$50 — If you invest $50, you will receive:

Thank you email from founder. Can give feedback on policies, planning, and strategy of Worldie. Regular updates about progress. *Request use of donated funds for features wanted.

VIDEO TRANSCRIPT (Exhibit D)

<u>Video 1</u>

Censorship & Political Bias of Social Media - Worldie Social Network

Brought to the light on how Facebook has been censoring conservative voices like ourselves. For six months, 29 days, five hours, 43 minutes, and 40 seconds that's what they did. [inaudible 00:00:13]

[inaudible 00:00:15] Britain First leaders Paul Golding and Jayda Fransen have had their Twitter accounts suspended.

Twitter targets certain political figures for suspension. And more importantly, why?

Why won't you verify Julian Assange?

I should ask about this, that's a really good point.

Pranay Singh is an engineer for Twitter's direct messaging team.

So why did they take his account down a couple of weeks ago?

I didn't know we did that.

Yeah, his account we down, like, for a while.

Oh, it might be the US government pressuring us.

What?

Yeah, they do that.

They do?

Yeah.

Why?

Because they don't like people messing with their politics, and he has shit on a lot of people.

What was that?

He said the US government would have done that, would have asked Twitter to do it.

Oh, yeah.

Do you get requests from the government to take down celebrities?

Oh, all the fucking time.

And censorship happened, like it always does it seems, and it's gone. But just for justice, for Dr. Timothy Cunningham ...

I had a video which I'll show you in a minute which had hundreds of thousands of views, had 130,000 live views, and it is gone. It looks like we're not the only one reporting on this [crosstalk 00:01:47].

His views have been dropped down from 33% ... The Facebook was 33% of the overall views down to 3%, one 11th of what it was. That would be evidence of censorship in my opinion. A number of other comments in there that I'd like to introduce that into the record along with a Christian publisher says, "Google banned it over faith we express," which illustrates that quoting the Bible can get you censored in this country. And there are multiple charts here delivered by The Gateway Pundit of other ... Here is Gateway Pundit's traffic, here is the President's traffic which the gentle lady has expressed in their testimony, a young conservative's traffic which went from around five and three quarter million down to essentially nothing in a similar period of time. Multiple other conservative sites, all of them, their graphics and their charts, it's the best material out here that quantifies this impact.

You ban someone but they don't know they've been banned because they keep posting but no one sees their content so they just think that no one is engaging with their content when in reality no one is seeing. I don't know if Twitter does this anymore.

How do you know if it's a bot and not a normal person?

You use machine learning. You look for Trump, or America, or any of like five thousand keywords to describe a redneck. And then you look and you parse all the messages, all like the pictures, and then you look for like stuff that matches that stuff.

So is it going to essentially ban certain mindsets and/or people who could be negative?

It's not going to ban the mindset, it's going to ban like a way of talking.

Do you advise us to [inaudible 00:03:29] Twitter?

Oh, I do.

It's a lot of bad press if people figure out that you're shadow banning them. It's like unethical in some way.

We're trying to down rank it, we're trying to get the shitty people not to show up.

Yeah, if they said this is pro-Trump I don't want it because it offends me, this, that. And I say I'd ban this whole thing.

I'm pretty sure every single employee at Twitter hates Trump.

But like normally does Twitter say if someone in Iran calls and is like, "Hey, in our country we need these people banned so that they're not seen," that happens?

Yeah.

All the time?

Yeah. We do that a lot for China.

Really?

We are actually under constant attack from the Chinese. Like both Chinese hackers and the Chinese government starts to try and hack us. Sometimes they point to someone or like, "Yeah, we actually violated," blah, blah, and then the good guys from China start attacking us. It's a mess.

In order for Twitter to operate in China there is a specific terms of service. You know when you accept whatever they send you?

Yeah.

It's different in each country. So they have one specifically for China that the Chinese government agreed upon. So it's not the same as what we have here in the US.

So Twitter doesn't necessarily offer free speech around the world?

No.

Whether we're talking about speech, technology is the most important political force of the last 100 years and you are the ones who are going to decide what effect that has on the next 100 years. I would argue you don't just have the power to change the world with this, you don't just have sort of a right to do this, you do have an obligation, you have a duty to think about the kind of world, the kind of rights that you yourself inherited from past generations. Think about what you loved about it, think about what was important to them and what's important to you, and then think about what you want to leave to the people who come after you. Because if you guys get this wrong they're not going to have the power to change it in the same ...

Video 2

1.8 Million Australians Delete Facebook News

It has been shown Aussies no longer trust social media. Studies have revealed a quarter of Aussies have dumped Facebook. That is nearly two million users, while more than one in ten have made their privacy settings much, much stricter. [inaudible 00:00:12] do you trust Facebook?

No. Not at all. That's why I'm not on it. I think that-

I was about to say, I don't think I'm friends with you. You're not friending me?

No, no, no. I think every apology that Mark Zuckerberg makes over the course of the ten year tenure of Facebook since it's been taking over, I think it's up to about 12 or 13, further weakens the position of the social platform. I think people are realizing that it's a mechanism for gathering personal data to focus advertising directly towards them. I think also too, the fact that parents are jumping on board is also making it particularly uncool for younger users. I think there's a lot of people jumping off because it's just perceived as being uncool.

Lisa, we've heard plenty of social media horror stories. Have you had any bad experiences?

Yeah, every time I go into Facebook it's a horror story. I get trolled that badly. I'll probably be trolled for what I said about Malcolm Turnbull. Otherwise, [inaudible 00:01:09] is official. Troll me. Whatever. Look, I was actually really surprised by that figure. 1.8 million, that's just a little bit under the amount of people that watch the blog every Sunday night. I think that people are really skeptical about Facebook. You're right. Parents are getting on it but the kids are getting off it. I think this is a real opportunity for MySpace.

MySpace.

Link back into this market and it could be a thing again. I still kept my MySpace account for this very reason.

You're an optimist.

I think it made me get suspicious of Facebook is when I was having a conversation and five minutes later I went to Facebook and there was an advertisement for what I was talking about.

Creepy.

I had my microphone turned off my phone apparently. I'm like, that is just weird. It just hasn't happened once. I was totally-

That is a familiar anecdote Amber. It's that creepiness that's attached to that element there, which is further gonna disenfranchise people from using it.

I totally agree.

We're gonna take a break here. First it is time to say goodbye to our western Australia viewers.

Video 3

Video Transcript for "Abandon Twitface: Delete Facebook, Twitter, More"

Photo 1: "Facebook"

Photo 2: "'Support Message

...Facebook by Raquel Costello, Cesar Quinones, DC and MD Police, federal government employees, Jose Arias, Andrea Villalba and thousands of others. For which I reported several times but received no assistance with. Where was your censorship then? This post and others are examples of harassing and sexist posts women are exposed to everyday online. When I reported memes worse than this you did nothing. My album is to show people what they're words and mistreatment of women look like.

I also do not understand why I was asked to unfollow pages Facebook recommended I follow this morning?

Why is my account being targeted?

kqqhwcl'

'What to expect now. Saturday, December 2, 2017 at 7:16pm. We'll take another look at the photo and let you know when we have an update.'

'Thanks for your feedback. December 4, 2017 at 7:49pm. We reviewed your photo again and confirmed that it doesn't follow our Community Standards. We understand that you may have not known about the standards, so we encourage you to learn more about what you can share on Facebook."

Photo 3: "Google. We Did It!"

Photo 4: "B I N G O. Emailing in whatsapp. Senator, No. Zuck Hotel Info. What is a "poke"? Data Data Data. Chuck Grassley. My team will follow up. Black panther. Dorm Room. Pay for FB. Chocolate. Poster boards. Free Space. Senator, No. Harvard. Senator makes a joke. Liberals. Sorrrrry. Blue suit. Chik Fil A. Dead eyes. 87 million. Instagram. Control. Dorm room.

Molly McGlew. @MollyMcGlew. I made a Zuckerberg testimony bingo card so you don't have to. 9:10 PM - Apr 10, 2018. 38. 20 people are talking about this."

Photo 5: Are Social Media Companies breaking the 1965 Consumer Bill of Rights? Try: #Worldie - Free Speech, All-In-One Social Network.

The Conscious Consumer Bill of Rights.

1. The Right to Safety. - To be protected against the manufacturing of goods and services that are hazardous to health, life, or the safety of our future.

- Reporting: Unclear.2. The Right to Be Informed. - To be protected against fraudulent, deceitful, or misleading information, advertising, labeling, or other practices, and to be given, by all goods and service providers, unstructured access to the complete information needed to make an informed choice, included but not limited to ingredients, materials, origin, labor conditions, life cycle, and political activity.

- Political Bias has been proven.

3. The Right to Choose. - To be assured access to a variety products and services at competitive prices (as long as those prices do not come at the exploitation of others) and in those industries in which competition is not workable and Government regulations is substituted, as assurance of satisfactory quality and services at fair price).

- Users are like mice and products, being researched.

4. Right to be Heard. - to be assured that consumer interests will receive full and sympathetic consideration the in the formulation of Government policy, and fair and expeditious treatment in its administrative tribunals.

- Censorship is proven.5. The Right to Service. - The right to privacy, courtesy, and responsiveness to consumer problems ad needs and all steps necessary to ensure that products and services meet the quality and performance levels claimed for them (Clinton, 1994).

- No Feedback. Privacy not sure.

Photo 6: "The more of your data that I gather, the more I understand how to be human." - Mark Zuckerberg. Founder of Myspace.

Photo 7: "What are you doing?" "Oh sorry, this was a mistake."

Photo 8: The word "Checkmate" in chess comes from the Persian phrase "Shah Mat" which means "the king is defeated." Chess Warehouse.

Photo 9: The #CambridgeAnalytica scandal has sparked a #deleteFacebook movement and resulted in many users deleting their social network profiles.

SEMrush keyword analytics data shows over 300% MoM increase in the number of 'how to delete facebook' search queries.

#SEMrushStats. 'How to delete facebook' search volume, Global. Semrush.com. SemRush. 6:27 AM - 1 July 2018.

Photo 10: A List of Reasons Why You Should Stay on Fedbook.

Photo 11: That's just the tip of the Zuckerberg.

Photo 12: #OurPrivacyMatters. VPN.com/facebook. VPN. #DeleteFacebook. VPN.com/facebook. #DeleteFacebook. VPN.com/facebook.

Photo 13:

My dad told me you're spying on us.

He's not your dad.

Photo 14:

Zuck: Yeah so if you ever need any info about anyone at Harvard

Zuck: Just ask.

Zuck: I have over 4,000 emails, pictures, addresses, SNS

[Redacted Friend's Name]: What? How'd you manage that one?

Zuck: People just submitted it.

Zuck: I don't know why.

Zuck: They "trust me"

Zuck: Dumb fucks.

Photo 15: R.I.P Facebook

Photo 16: The Economist. The Russians who will take on Putin. China's brainy new team. How to teach gifted children. When astronomers write haiku. Epic 'F' ail.

Photo 17: A Brief History of Facebook Censorship. Facebook's ongoing efforts to police terms-of-service violations has led to some puzzling takedowns, which have in turn resulted in outcry from users. Here's a look at some of the alleged blunders.

November 2007: Search function seems to omit results for then-presidential candidate Ron Paul, advocacy group MoveOn.org, and the word "privacy."

April 2011 (hard to see): Removes a photo originally from the British soap opera EastEnders, depicting a gay couple kissing.

August 2013 (hard to see): Reportedly filters out content related to Kurdish opposition in Turkey, including maps of Kurdistan.

Photo 18: Face Recognition. To recognize whether you're in a photo or video our system compares it with your profile picture, and photos and videos that you're tagged in. This lets us know when you're in photos and videos so we can create better experiences. Learn more.

Face Recognition. Do you want Facebook to be able to recognize you in photos and videos? No

Photo 19: Facebook Censored. NaturalNews.com

Photo 20: Home. 10:05 AM. 17. You, the Citizens Against Monopoly community.

What: "A Place to Connect, D.C.", bringing together "the D.C. community and Facebook" for "conversation and product demos"

Where: The Showroom, 1099 14th St NW, Washington, D.C.

When: 1:30 pm - 7:30 pm, June 19

RSVP

In the first quarter of 2018, Facebook spent $3.3 million lobbying the U.S. government, more than ever before. That's a key part of how it builds power and evades accountability, and events like this one are part of the process.

Photo 21: Forsakebook.

Photo 22: WIRED. The Golden Age of Free Speech. February 2018. Featuring Zeyner Tufekci, Alice Gregory, Viginia Heffernan, Steven Johnson, Doug Bock Clark. Special Issue: Tech, Turmoil, and the New Censorship. p. 50.

Photo 23: Why do I get censored on Facebook and feel like my information is being sent to the government?

Action blocked. Ever seen this? You've been temporary blocked from performing this action. If you think you are seeing this by mistake, please let us know.

Your Right To Be Informed... Worldie will work on exposing Government Feeding.

The Worst Part of Censorship is... Dates when PRISM Collection Began for Each Provider. Facebook 6/3/09. Facebook: 2009. PRISM Program Cost: - $20M per year.Edward Snowden Exclusive | The Deep State & Revolution - 2017.

Think for yourself and question authority.

Photo 24: darling. @davis_daawwgg. Is this the gun slinging slasher from KSU someone help. 10:00 PM - 30 June 18. 27 retweets. 275 likes.

darling. @davis_daawwgg. Update, it fucking is,,, someone PayPal me $50 and I'll punch her in the head. 10:17 PM - 30 June 18. 31 likes.

Photo 25: Delete Instagram Account.

Photo 26: Censorship of our 1st Amendment. F.

Photo 27: Johnathan Haynes. @JohnathanHaynes - Mar 4And asked this ... I'm like, er wait it making it secret the best Facebook can offer here? Not, y'know, calling the police?

This content should be allowed on Facebook, and I would not mind seeing it.This content should be allowed on Facebook, but I don't want to see it.This content should not be allowed on Facebook, and no one should be able to see it.I have no preference on this topic.Continue.

Photo 28: Resist Mark Zuckerberg.

Photo 29: (Golden Age of Free Speech Issue, A Brief History of Facebook Censorship)Social Media Political Bias? Proven...

Pranay Singh, Direct Messaging Engineer, Twitter: "You look for Trump, or America, or any of, like, five thousand, like, keywords to describe a redneck." (c) Project Veritas YouTube.

"It's a lot of bad press if, like, people figure out that you're like shadow banning them. It's like, unethical in some way."

Project Veritas. Jan 11, 2018. Twitter.

But We've Always Done It This Way.

Photo 30: Siva Vaidhyanathan. @sivavaid. Facebook currently blocks book and magazine publishers from promoting content that contains references to the following issues because they're flagged as "political":abortion, budget, civil rights, crime, economy, education, energy, environment.10:06 AM - 9 Jun 2018.

Photo 31: Home. 7:11 AM. Tweet.

50cent. @50cent.

I'm leaving IG, I'm going back to Twitter. They take shit off my page without notifying me. #censorthesenuts. Tweet your reply.

Photo 32: Ariana Tobin. @Ariana_Tobin - Jun 28When you walk into Facebook offices, you are asked to sign an NDA. When you refuse, you get a lanyard like this one.

No NDA Ariana. Press. 139. 1.7K. 4.7K.

Photo 33: Kahan Elizabeth O'Carrol. Mar 11 at 4:40pm.Why did we ever leave MySpace for Facebook? We got to have music on our profiles, customized backgrounds, scene usernames, no post blocks, no algorithms, gangster spongebob profile pics. Tom gave us everything and we turned our backs on him.

Photo 34: 9:46. Survey.

When thinking about the rules for deciding whether a private message in which an adult man asks a 14 year old girl for sexual pictures should or should not be allowed on Facebook, ideally who do you think should be deciding the rules?

Facebook decides the rules on its own.Facebook decides the rules with advice from external experts.External experts decide the rules and tell Facebook.Facebook users decide the rules by voting and tell Facebook.I have no preference.

Continue.

Photo 35: Vero. @verotruesocial - Mar 4.Dear Vero users - We have upgraded our servers to handle the increased traffic and you should already be seeing a better level of service.

3.5 million users have joined our Vero community and we look forward to them sharing their passions! 178. 350. 2.2K. - March 2018. 1. Vero was launched in 2015

Alternative Social Networks ARE wanted. - Worldie

Vero. @verotruesocial - Feb 23. We're so excited to welcome so many new users as part of our first million who get Vero free for life!

We still have room before we hit our first million users. 117. 217. 995. - February 2018.

Facebook has lost nearly $50 billion in market cap since the data scandal. That's the biggest-ever two-day drop. By Rani Molla | @ranimolla | Mar 20, 2018, 5:10pm EDT.

- March 20, 2018. #FaceookDownFall. #DeleteFacebook

Photo 36: Looks Like You've Had A Bit Too Much to Think!

Zuccerberg Thought Police. Don't Speak Out or Question. Closed minds STOP thought crimes!

Photo 37: Verizon 6:23 PM. Search in Motivationalo... About. Discussion. Photos.

Christina Taft. February 21 at 4:49 PM.

Shania Twain overcoming adversity to be where she is today! #SurvivorPride #Motivationology

Emulate overcomers!

Attachment unavailable. This attachment may have been removed or the person who shared it may not have permission to share it with you. 1. Seen by 13. Like. Comment. Share.

Christina Taft shared Mike Fallat's Post. Febuary 21 at 4:43 PM.

Photo 38: Home. 9:33 AM. Support Message.

You're temporarily restricted from joining and posting to groups that you do not manage until March...Restriction On. Ends March 18, 2018 at 8:31am

What You Can Do.

AppealLearn More

ActivityYou're temporary restricted from joining and posting to groups that you do not manage until March 18 at 8:31amToday at 8:31am

Photo 39: Nicole Arbour. @NicoleArbour - Jun 30

If Jesus came back right now, he'd have to get face tats, make a mix tape, or look good in a bikini for anyone to give a shit.

27. 13. 188.

Micah Burnside. @micahburnside - Jun 30@jack get this woman a blue check mark for fuck's sake. You're going to lose the censorship war. I hope it was worth it.

Photo 40: "What's the emergency?" "Someone is telling the truth on Facebook!"

Photo 41: Support Message.

We removed this post because it looked like spam and doesn't follow our Community Standards.

Closed.

What You Can Do.This Isn't Spam.I Didn't Post This.

Activity.Why your post was removed.Saturday, October 7, 2017 at 7:08am

We removed this post because it looks like spam to us. If you did post this and don't believe it's spam, you can let us know.

Bee Dizzle shared UCVN - Uncensored Views & News's post to the group: The 11:11 Movement.

October 7, 2017 at 7:09am

What if the Las Vegas ShootingMandalay Bay

Route 91 Harvest Site

Photo 42:

Group of us were advocating for the new Pennsylvania Animal Abuse Law to be informed but the person's uncle was a DA and the punks got a slap on the wrist. My polite, seeking help, words on the senator that authored the bill were deleted. Censorship! Others posted after me and they deleted another person's but finally answered our questions and left them on the senator's FB page. Next, the damn Pennsylvania University deleted my posts and others! We were not uncivil, just passing along information and a petition which got 3,000 signatures. Next thing I and anoter person know is that we can't CONTACT other people through FB private messenger that weren't on our friend's lists. CENSORSHIP!!! Not one single person that I contacted would have reported me!!! This is FB deciding I'm contacting too many people!

I wrote them and though they say they have no say in when you get off your "time out" my "privileges" were reinstated in half a day. As such, I didn't want to risk banishment from FaceFarse and curtailed my NORMAL activity! Censorship!

I can imagine how Nazieque it will get when war or a catastrophe strikes and their "control" mechanisms deem that we're abusing their site by posting too much or contacting too many people, be they friends or strangers.

Several group Administrators and activists have been complaining about CENSORSHIP by Facefudge lately, btw. Some have posted legitimate questions on political figure's FB pages and got BLOCKED!

Photo 43: Refresh. We Removed Content You Posted.We Removed Content You Posted.

We've removed or disabled access to the following content that you posted on Facebook for violating the Facebook Statement of Rights and Responsibilities.

#Anonymous LIVEAnonymous LiveStreamContinue

Photo 44: Anthony Thomas Christina Taft I have been dealing with that all week as I have not been able to post in any groups. I have no official support message stating that I am banned for definite time period. I don't really care. I am getting a team of TIs to advertise the show and we are meeting up with the lawyer next month.

Angry. Reply. 1 h. 1.

Photo 45: Atheist Republic. facebook.com. Facebook.

We removed the content that was posted.

We removed this content because it doesn't follow the Facebook Community Standards regarding nudity.

Owen. http://www.atheistrepublic.com/nechurch-canada-reviews-athiest-minister-effectiveness.

Continue. Not Owen? Log in here.

Nudity? Where?!

Link to the article: http://www.atheistrepublic.com/.../united-church-canada-revie...

This is blatant targeted harassment. Facebook please stop suspending our admins' personal accounts. We're not violating any rules. We're being unfairly targeted.

803. 146. 33.

Photo 46: Verizon. 8:02 PM. 100%Can't Connect.

Sorry, this link doesn't seem to be working.

Retry.

Photo 47: You're temporarily restricted from joining and posting to groups that you do not manage until March...Restricted on. Ends March 18, 2018 at 8:31am.

This content is no longer available.

This content you requested cannot be displayed right now. It may be temporarily unavailable, the link you clicked on may have expired, or you may not have permission to view this page.Close.

Photo 48: Make sure to watch the video below. I have followed this story since the start and even stayed up late last night to see if the body had been found, was indeed his. Our hearts go out to his family and friends. We are so sorry for their loss.

Facebook deletes Live Stream Video with Hundreds of Thousands of Views.

Look! Our video was deleted! But keep scrolling! There's another!

On a CDC's Holistic Doctor's death.

Video Unavailable.

This video may no longer exist, or you don't have permission to view it.

Learn more.

https://www.healthnutnews.com/86th-doctor-found-dead-in-ga-river-cdc-atlanta-pd-gave-conflicting-stories/

The body is badly decomposed but like so many other doctors in the series, police say there was no foul play suspected and that it's likely he drowned. Give The Video A Second to Start Playing!

April 5, 2018

Photo 49: Boost Post.

Not Authorized for Ads with Political Content.It looks like this ad may have political content, but your Page has not been authorized to run these types of ads. To being the authorization process, please visit your Page's Settings. Learn more.

Learn more. This button will lead to the link in your post.

Audience. People you choose through targeting. People who like your page. People who like your page and their friends.

Location - Living in: United States: Oakland (+25 mi) California. More.

Custom Audiences.

Desktop News Feed. Mobile News Feed. More.

Reveal from The Center for Investigative Reporting. Sponsored. Like page.

NEW STORY: President Trump's zero tolerance policy is creating conditions in which children are forcibly injected with medications that make them dizzy, listless, obese and even incapacitated, per new legal filings.

Photo 50: Support Message.I Didn't Post This.

Activity.Why your post was removed.

Monday, October 9, 2017 at 7:12amWe removed this post because it looks like spam to us. If you did post this and don't believe it's spam, you can let us know.

Bee Dizzle shared 11:11 Awakening Code's photo to the group: The 11:11 Movement.October 9, 2017 at 7:11am

I don't care if you're black, white, brown, muslim, hindu, jew, gay, or straight. We're all being ripped off by the same people.

11:11 Awakening Code. October 1, 2018 at 3:18amMargate, United Kingdom.

Photo 51: Esban Guzman. 9 mins.

Facebook took down my video. I guess showing the world that racism still exists is "against their community standards." I will not be silenced because Together We Need to Stop Racism!

Photo 52: Free Our Internet. @Free_Our_Net5/21/16 - Facebook bans conservative commentator Lauren Southern for 30 days after she criticizes the social network for banning the administrator of another conservative Pro-Trump Facebook page.

#netneutrality #bigtech @HouseCommerce

4:00 PM - 26 Jun 2018

Photo 53: Breitbert.

Tommy Robinson, Laura Loomer, Other Conservative Accounts Stripped of Twitter Verification.

Photo 54: TheIntercept.comInercept. Glenn Greenwald.

Facebook Says It Is Deleting Accounts at the Direction of the U.S. and Israeli Governments.

Glenn Greenwald.

December 30, 2017. 4:15 p.m.

Photo 55: Wayne Smith. @ScifiMovieLover - 1hReplying to @AtheistRepublic

Just blocked from FB for a month with no warning for posting this meme to a group I created about atheist Elon Musk @elonmusk who is involved with AI. So its on topic. The picture is banned from FB they say! #MarkZuckerberg @fink found religion in 2016. So angry! #DeleteFacebook

How safe would your loved ones be if Christians programmed a robot to enforce "God's will" from the Holy Bible?

Photo 56: The Free Speech Project shared a post.

April 28.

One again, Facebook removes content and claims it violated community standards. The truth is they are removing content that goes against their ideology.

Breitbert.

April 28.Facebook has deleted an event page hosted by San Diegans for Secure Borders (SDSB), citing a violation of their community standards.

Facebook Takes Down Event Page for Anti-Caravan Protest | Breitbert.

Photo 57: Just checking to see if y'all are posting and if I need to disable anyone's account.

Photo 58: Our video about the doctor found dead today with hundreds of thousands of views was deleted. Censored... Our most viral video was taken down today.

Facebook censors "controversy." April 5, 2018. CDC Holistic Doctor's Death Live Stream Video.

Photo 59: Abolish Psychiatry - World: My friend killed herself after her post reaching out to a friend was deemed spam. Her fucking feelings were deemed spam by Facebook and now she's dead.Angry. Reply. 1d. 4.

Photo 60: Gab: Free Speech Social Network. @getongab. @getongab blocked you. You are blocked from following @getongab and viewing @getongab's tweets.

Photo 61: Your account @unsavoryagents is currently suspended. For more information, please visit Suspended Accounts.Tweets: 13.2K

Photo 62: Home. 7:40 PM. Tweet.M3. @YuH8TM3Replying to @WorldieCo

Mine, my husbands and I had one made for my dog Franky. They blocked them all. I made 2 more one for antique sales one because at this point I was pissed they blocked them all. Then I find out they have me labeled as highly conservative.

Photo 63: Glew2018.com

In their home Assembly.

District 24.

Today I attempted to boost a post on my Facebook Page, but it was blocked by Facebook for the first time.

"Not Authorized for Ads with Political Content. Your ad was not approved because your Page has not been authorized to run ads with political content."

The post that I had hoped to boost related to taxation levels and was as follows and cites to a 20 page report on taxation levels versus economic stimulus. This is hardly controversial material. It is reproduced below for your convenience.

Photo 64: Not Authorized for Ads with Political Content. Your ad was not approved because your page has not been authorized to run ads with political content.

Jordan Chariton. Sponsored.

NEWS: I'm Headed Back to Flint next week to cover the ongoing #FlintWaterCrisis. I'll have a major investigative piece out that sheds light on how "restored" the water is. I can't do this without you-Help sponsor this in-field reporting via http://JordanChariton.com/sponsor

Photo 65: We've temporarily limited some of your account features.

Kaitlin Bennett. @KaitMarieox

What happened?

We have determined that this account violated the Twitter Rules. Specifically, for:

1. Violating our rules on abusive behavior.

You may not engage in the targeted harassment of someone, or incite other people to do so. We consider abuse behavior an attempt to harass, intimidate, or silence someone else's voice.

Kaitlin Bennett. @KaitMarieox

If I had a pistol for every gender ther is. #2A #CampusCarryNow https://t.co/ode3UozGsu

4:02 PM - 30 May 2018

Photo 67: Hey I may have forced you to be my friend. But I never tried to take away your freedom of speech.

Photo 68: Dale Porter. San Diego, California.

A few years back a convicted felon using a fake name was using facebook to collect donations for a "dog rescue" that didn't actually exist -- he was just hoarding over 100 dogs in his sister's house, and tossing them outside when they died from fights or disease. I provided proof - even court orders that the 'rescue owner' cease and desist, but facebook did absolutely NOTHING.

When I pressed for action, the criminals started flagging MY account with false accusations and multiple fake accounts - even using fake accounts with the same name and photos!

Photo 69: Robert Torres. It happened to publishers of other sites like the mind unleashed for a month but they said he had copyrighted material (photos) on his site. And NEXUS magazine publisher but I don't know why they shut down his FB.

Photo 70: Thorbjorn Logos Mugg

Because the sender's account requires verification.

This message has been temporarily removed because the sender's account requires verification.

I saw. I am wondering where is the Code to upload videos as you move around on the site?

Photo 71: Worldie - All Ab....

Vicki Burnett left the group.

9:32 am.

Anthony: My Network will be buying you out, eventually @Christina Taft

Eric Griffin left the group.

10:38am

Chukwu: lol.

Photo 72: Worldie - All Ab...

project that is pre-revenue.

I guess good bye, then.

You won't even apologize for your demeaning comment.

Anthony: I am entered into a project that's 250 million.

I will only have a small piece but it's something.

Photo 73:

Groups Deleted by Facebook as "Fake"

Long list of Natural Health pages....

Photo 74: Tommy Robinson's video about social media censorship removed from YouTube/Google for "Hate Speech."

Tommy's "I won't be around much longer" video has now been removed from YouTube for "hate speech." In this video Tommy talked ONLY about how he was removed from Twitter for posting a verifiable government statistic - and how social media companies were working with the establishment to have him removed forever.

Photo 75: EverydayPsychVictims. @PsychVictims - 3h

Change your settings because all your posts are covered up as "potentially sensitive content."

Angela Kaplan. @angelakaplan7

Replying to @psychvictims @foxnews and 10 others

Twitter won't let me and I'm banned now from Facebook for a month.

Photo 76: Account Suspended. This account has been suspended. Learn more for why Twitter suspends accounts.

Photo 78: #DeleteFacebook

Photo 79: Worldie

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY
OPERATING AGREEMENT
OF
WORLDIE LLC

a California limited liability company

This is a general Operating Agreement that has been personalized for your company. Before signing this agreement, it should be reviewed and edited by the company's Members and/or attorney to meet your company's specific needs and to conform to any statutory changes.

OPERATING AGREEMENT
OF
WORLDIE LLC
a California limited liability company

EXHIBITS

Exhibit A – Members
Exhibit B – Spouse's Agreement

This Limited Liability Operating Agreement of Worldie LLC, effective as of February 26, 2018, is (a) adopted by the Managers and (b) executed and agreed to, for good and valuable consideration, by the Members.

Article 1
FORMATION OF THE COMPANY

1.1   FORMATION. The Company was formed as a limited liability company by the filing of its Certificate with the state of California.

1.2   NAME. The name of the Company is Worldie LLC and all Company business must be conducted in that name or such other names that may be selected by the Board of Managers and that comply with applicable law.

1.3   REGISTERED OFFICE; REGISTERED AGENT; OFFICES. The registered office and registered agent of the Company in the State of California shall be as specified in the Certificate or as designated by the Board of Managers in the manner provided by applicable law. The offices of the Company shall be at such places as the Board of Managers may designate, which need not be in the State of California.

1.4   PURPOSES. The purpose of the Company is set forth in the Certificate.

1.5   FOREIGN QUALIFICATION. Prior to the Company's conducting business in any jurisdiction other than California, the Board of Managers shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

1.6   TERM. The term of existence of the Company is perpetual from the date the Certificate became effective and shall continue in existence until earlier wound up and terminated in accordance with this Agreement.

1.7   NO STATE-LAW PARTNERSHIP. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member or Manager be a partner or joint venturer of any other Member or Manager, for any purposes other than applicable federal tax laws, and this Agreement may not be construed to suggest otherwise.

Article 2
Units / Members

2.1   UNITS. Unless and until the Board of Managers determines otherwise, the Company shall be authorized to issue one class of Units. The total number of Units which the Company is authorized to issue shall be 100,000. Units of the Company may be issued, as authorized by the Board of Managers in accordance with the terms of this Agreement. Subject to the terms of this Agreement, the Board of Managers shall be authorized to (i) select persons to receive Units, (ii) determine the form and substance of issuances of Units, and the conditions and restrictions, if any, subject to which such issuances will be made and (iii) certify that the conditions and restrictions applicable to any issuance have been met. It is not necessary that all authorized Units be issued or outstanding. The total number of authorized Units may not be increased without the approval of a Majority of the Members. Except as set forth in this Agreement, no Member, acting in his capacity as a Member, has any right to act for or bind the Company. As of the Effective Date, the Members of the Company, and their respective Membership Interests in the Company, are set forth on the annexed Exhibit A. Subject to the approval of a Majority of the Members, the Board of Managers may, at any time, create and issue additional Units to existing Members or to other Persons, and such other Persons may be admitted to the Company as Members, at the direction of the Board of Managers at the time of admission. The terms of admission or issuance must specify the Membership Interests applicable thereto and may provide for the creation of different classes or groups of Units/Members and having different rights, powers, and duties. The Board of Managers may reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties. Any such admission is effective only after the new Member has executed and delivered to the Company an instrument containing the notice address of the new Member, the assignee's ratification of this Agreement and agreement to be bound by it, and its confirmation that the representations and warranties in Section 2.3 are true and correct with respect to it. The provisions of this Section 2.1 shall not apply to Transfers of Membership Interests or admissions of Assignees in connection therewith, such matters being governed by Article 8.

2.2   CERTIFICATE OF UNITS; SECURITIES.

(a)   Certificate. The Units may be represented by a certificate of membership as determined by the Board of Managers. The exact contents of a certificate of membership may be determined by action of the Board of Managers but certificates shall be issued substantially in conformity with the following requirements. The certificates of membership shall be respectively numbered serially, as they are issued and shall be signed by the officers of the Company designated by the Board of Managers. Each certificate of membership shall state the name of the Company, the fact that the Company is organized under the laws of the State of California as a limited liability company, the name of the Person to whom the certificate is issued, the date of issuance, and the number, class and, if applicable, series of Units represented thereby. Each certificate of membership shall be otherwise in such form as may be determined by the Board of Managers. Such certificates shall bear the following restrictive legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE OF MEMBERSHIP HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT COVERING THE TRANSFER OF SUCH SECURITIES UNDER THE SECURITIES ACT, OR PURSUANT TO A TRANSACTION EXEMPT FROM SUCH REGISTRATION REQUIREMENTS (ACCOMPANIED BY AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH SECURITIES ACT).

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN AGREEMENT BY AND AMONG THE LIMITED LIABILITY COMPANY AND THE HOLDERS OF CERTIFICATES OF MEMBERSHIP OF THE LIMITED LIABILITY COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE LIMITED LIABILITY COMPANY.

(b)   Cancellation of Certificate. Except as herein provided with respect to lost, stolen, or destroyed certificates, no new certificates of membership shall be issued in lieu of previously issued certificates of membership until former certificates for a like number of Units shall have been surrendered and cancelled. All certificates of membership surrendered to the Company for transfer shall be cancelled.

(c)   Replacement of Lost, Stolen or Destroyed Certificate. Any Member claiming that its certificate of membership is lost, stolen, or destroyed may make an affidavit or affirmation of that fact and request a new certificate. Upon the giving of a satisfactory indemnity to the Company as reasonably required by the Board of Managers, a new certificate may be issued of the same tenor and representing the same number of Units as was represented by the certificate alleged to be lost, stolen, or destroyed.

(d)   Registration of Transfer. To the extent permitted by this Agreement, Units shall be transferable upon the books of the Company by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Company by delivery thereof to the person in charge of the Unit transfer book and ledger. Such certificates shall be cancelled and new certificates shall thereupon be issued. A record shall be made of each transfer. Whenever any transfer of Units shall be made for collateral security, and not absolutely (to the extent permitted under this Agreement), it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Company to do so. The Board of Managers shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for Units of the Company.

2.3   REPRESENTATIONS AND WARRANTIES. Each Member hereby represents and warrants to the Company and each other Member as follows:

(a)   the Member has duly executed and delivered this Agreement, and it constitutes the legal, valid and binding obligation of that Member enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency or similar laws of general application and by the effect of general principles of equity regardless of whether considered at law or in equity);

(b)   the Member's authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default, or violation of, (y) any contract or agreement to which that Member is a party or is otherwise subject, or (z) any law, order, judgment, decree, writ, injunction, or arbitral award to which that Member is subject; or (ii) require any consent, approval, or authorization from, filing or registration with, or notice, any Governmental Authority or other Person, unless such requirement has already been satisfied;

(c)   the Member is familiar with the existing or proposed business, financial condition, properties, operations, and prospects of the Company; he has asked such questions, and conducted such due diligence, concerning such matters and concerning its acquisition of the Units as he has desired to ask and conduct, and all such questions have been answered to his full satisfaction; he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Company; he understands that owning the Units involves various risks, including the restrictions on Transfer set forth in Article 8, the lack of any public market for the Units, the risk of owning his Units for an indefinite period of time and the risk of losing his entire investment in the Company; he is able to bear the economic risk of such investment; he is acquiring his Units for investment, solely for his own beneficial account and not with a view to or any present intention of directly or indirectly selling, offering, offering to sell or transfer, participating in any distribution, or otherwise Transferring all or a portion of his Units; and he acknowledges that the Units have not been registered under the Securities Act or any other applicable federal or state securities laws, and that the Company has no intention, and shall not have any obligation, to register or to obtain exemption from registration for the Units or to take action so as to permit sales pursuant to the Securities Act.

2.4   NO PREEMPTIVE RIGHTS. Should the Company issue additional Units, the Membership Interest of the Members will be reduced and no Member shall have the "right" (often referred to as "preemptive right") to purchase any such additional Units in the Company that might be offered for sale in the future.

2.5   WITHDRAWAL. A Member may not withdraw from the Company.

2.6   INFORMATION.

(a)   The Members agree that the Managers may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, properties, and financial condition of the Company should be kept confidential and not provided to some or all other Members, and that it is not just or reasonable for those Members to examine or copy that information.

(b)   Each Member shall reimburse the Company for all costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

2.7   LIABILITY TO THIRD PARTIES.   No Member shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment decree or order of a court.

2.8   EXPULSION. A Member may not be expelled from the Company.

2.9   SPOUSES OF MEMBERS. Spouses of Members do not become Members as a result of such marital relationship. Each spouse of a Member shall sign a Consent of Spouse form, substantially in the form of Exhibit B, agreeing to be bound by the terms hereof including, without limitation, the term providing that ownership by a spouse is not permitted.

Article 3
CAPITAL CONTRIBUTIONS AND LIABILITY OF MEMBERS

3.1   CAPITAL CONTRIBUTIONS.   The initial Capital Contributions of each of the Members as of the date hereof are set forth on the annexed Exhibit A.

3.2   RETURN OF CONTRIBUTIONS. A Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member.

3.3   LOANS BY MEMBERS. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the consent of the Managers may advance all or part of the needed funds to or on behalf of the Company, at such interest rate and on such other terms as such Member and the Board of Managers may agree. An advance constitutes a loan from the Member to the Company and is not a Capital Contribution.

Article 4
DISTRIBUTIONS AND ALLOCATIONS

4.1   DISTRIBUTIONS IN GENERAL.   At such time as determined by the Board of Managers, but in no event no less often than annually on or before the sixtieth (60th) day after the end of each Fiscal Year, the Board of Managers shall determine the extent, if any, of Distributable Cash. If the Board of Managers determines that Distributable Cash exists for each Fiscal Year (or such shorter period for which the distribution is made), the Board of Managers may distribute to the Members, pro rata, in proportion to their respective Units, all or a portion of the Distributable Cash.

4.2   DISTINGUISHING BETWEEN CAPITAL GAINS AND ORDINARY INCOME.   The definition of Profits includes any type of income, whether ordinary or capital, and Losses includes both ordinary and capital losses.

4.3   RELIANCE ON ADVICE OF ACCOUNTANTS AND ATTORNEYS. The Managers will have no liability to the Members or the Company if the Managers rely upon the written opinion of tax counsel or accountants retained by the Company with respect to all matters (including disputes) relating to computations and determinations required to be made under this Article 4 or other provisions of this Agreement.

4.4   MEMBER ACKNOWLEDGMENT. The Members agree to be bound by the provisions of this Article 4 in reporting their shares of Company income and loss for income-tax purposes.

Article 5
MANAGEMENT / GOVERNANCE / MEETINGS

5.1   MANAGEMENT BY MANAGERS.

(a)   Subject to the provisions of Section 5.2, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Board of Managers. Each Manager shall devote such time to the affairs of the Company as is reasonably necessary for performance by the Manager of his duties.

(b)   In managing the business and affairs of the Company and exercising its powers, the Board of Managers shall act (i) collectively through resolutions adopted at meetings and in written consents pursuant to Section 5.4 and Section 5.8; and (ii) through committees and individual Managers to which authorities and duties have been delegated pursuant to Section 5.5. Decisions or actions taken by the Board of Managers in accordance with this Agreement (including this Section 5.1 and Section 5.2 shall constitute decisions or actions by the Company and shall be binding on each Manager, Member, Officer (as defined in Section 5.9), and employee of the Company.

5.2   DECISIONS REQUIRING MEMBER CONSENT. Notwithstanding any power or authority granted the Managers by the Certificate or this Agreement, (a) the Managers may not make any decision or take any action for which the consent of the Members is expressly required by the Certificate or this Agreement, without first obtaining such consent, and (b) the Managers may not make any of the following decisions or actions without first obtaining the consent of a Majority of the Members:

(a)   causing or permitting the Company to be a party to a merger, conversion, share exchange, interest exchange, or any other transaction not authorized by the Members.

(b)   causing or permitting the Company to sell all or substantially all of its assets;

(c)   causing or permitting the Company to enter into or engage in any transaction, contract, agreement or arrangement that (i) is unrelated to the Company's purpose (as set forth in the Certificate and in Section 1.4), (ii) otherwise contravenes the Certificate or this Agreement, (iii) would make it impossible to carry on the ordinary business of the Company, or (iv) is not apparently for the carrying on of the business of the Company in the usual way; or

(d)   causing or permitting the Company (i) to fail to comply with any provisions of applicable law, (ii) to fail to obtain, or comply with, all material permits and authorizations from governmental entities required for it to conduct its business, or (iii) to agree to the cancellation, amendment, restatement, or relinquish of any material rights under, any such material permit or authorization.

Each Member may, with respect to any vote, consent, or approval that it is entitled to grant pursuant to this Agreement, grant or withhold such vote, consent, or approval in its sole discretion.

5.3   SELECTION OF MANAGERS.   The number of the Board of Managers of the Company shall initially consist of two (2) Managers. The initial Board of Managers shall consist of _____Christina Taft_____ and _____. A Manager may be removed from the Board of Managers and shall cease to be a Manager upon the earliest to occur of only the following events: (a) such Manager shall engage in gross negligence or willful misconduct in the performance of his duties as a Manager and, as a result thereof, shall be removed by a Majority of the Members at a meeting of the Members called for that purpose; (b) such Manager shall resign as a Manager, by giving notice of such resignation to the Company and the Members; or (c) such Manager shall die. Any vacancy in any Manager position may be filled by a Majority of the Members at a meeting of the Members called for that purpose.

5.4   MEETINGS OF MANAGERS.   Regular meetings of the Board of Managers may be held on such dates and at such times as shall be determined by the Board of Managers, with notice of the establishment of such regular meeting schedule being given to each Manager that was not present at the meeting at which it was adopted. Special meetings of the Board of Managers may be called by any Manager by notice thereof (specifying the place and time of such meeting) that is delivered to each other Manager at least two (2) days prior to such meeting. Neither the business to be transacted at, nor the purpose of, such special meeting need be specified in the notice (or waiver of notice) thereof. Unless otherwise expressly provided in this Agreement, at any meeting of the Board of Managers, a Majority of the Managers shall constitute a quorum for the transaction of business, and the affirmative vote or written consent by a Majority of the Managers present at a meeting at which a quorum is present shall be the act of the Board of Managers. The provisions of this Section 5.4 shall be inapplicable at any time that there is only one Manager.

5.5   COMMITTEES OF MANAGERS; DELEGATION OF AUTHORITY.   The Board of Managers may designate one or more committees, each of which shall be comprised of one or more of the Managers, and may designate one or more of the Managers as alternate members of any committee. Any such committee, to the extent provided in the resolution establishing it, shall have and may exercise all of the authority that may be exercised by the Board of Managers. Regular and special meetings of such committee shall be held in the manner designated by the Board of Managers or, if not so designated, by such committee. The Board of Managers may dissolve any committee at any time. In addition, the Board of Managers may delegate to one or more Managers such authority and duties, and assign to them such titles, as the Board of Managers may deem advisable. Any such delegation may be revoked at any time by the Board of Managers.

5.6   COMPENSATION. The Managers shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder.

5.7   MEETINGS OF MEMBERS. An annual meeting of the Members for the transaction of such business as may properly come before the meeting shall be held on such date and at such time as the Board of Managers shall specify in the notice of the meeting, which shall be delivered to each Member at least ten (10) days prior to such meeting. Special meetings of the Members may be called by the Board of Managers or by Members having among them at least twenty percent (20%) of the Units of all Members. Any such meeting shall be held on such date and at such time as the Person calling such meeting shall specify in the notice of the meeting, which shall be delivered to each Member at least ten (10) days prior to such meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) for such meeting may be conducted at such meeting. Unless otherwise expressly provided in this Agreement, at any meeting of the Members, a Majority of the Members, represented either in person or by proxy, shall constitute a quorum for the transaction of business, and an act of a Majority of the Members shall be the act of the Members.

5.8   PROVISIONS APPLICABLE TO ALL MEETINGS. In connection with any meeting of the Members, the Board of Managers or any committee of the Board of Managers, the following provisions shall apply:

(a)   Any such meeting shall be held at the principal place of business of the Company, unless the notice of such meeting (or resolution of the Board of Managers or committee, as applicable) specifies a different place, which need not be in the State of (State name).

(b)   Attendance of a Person at such meeting (including pursuant to Section 5.8(e)) shall constitute a waiver of notice of such meeting, except where such Person attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c)   A Person may vote at such meeting by a written proxy executed by that Person and delivered to another Manager, Member, or member of the committee, as applicable. A proxy shall be revocable unless it is stated to be irrevocable.

(d)   Any action required or permitted to be taken at such a meeting may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the Managers, Members, or members of the committee, as applicable, having not fewer than the minimum number of Units or votes that would be necessary to take the action at a meeting at which all Members, Managers, or members of the committee, as applicable, entitled to vote on the action were present and voted.

(e)   Managers, Members, or members of the committee, as applicable, may participate in and hold such meeting by means of conference telephone, video conference, or similar communications equipment by means of which all Persons participating in the meeting can hear each other.

5.9   OFFICERS. The Board of Managers may designate one or more Persons to be officers of the Company and any Officers so designated shall have such title, authorities, duties, and salaries as the Board of Managers may delegate to them. Any Officer may be removed as such, either with or without cause, by the Board of Managers.

5.10   LIMITATIONS ON LIABILITY OF MANAGERS. The liability of the Managers to the Company and the Members shall be limited to the greatest extent allowed by law.

5.11   CONFLICTS OF INTEREST / DEALINGS WITH MEMBERS AND AFFILIATES. Unless otherwise bound, the Members, and any of their Affiliates may engage in and possess interests in other ventures of any and every type and description, independently or with others, excluding ones in competition with the Company, with no obligation to offer to the Company or any other Member, Manager, or Officer the right to participate therein. The Company may transact business with any Member, Manager, Officer, or Affiliate thereof, provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties.

5.12   INDEMNIFICATION. **THE COMPANY SHALL INDEMNIFY, DEFEND, PROTECT AND HOLD HARMLESS EACH MANAGER AND OFFICER FROM AND AGAINST ALL ACTIONS, SUITS OR PROCEEDINGS, AND ALL OTHER CLAIMS, DEMANDS, LOSSES, DAMAGES, LIABILITIES, JUDGMENTS, AWARDS, PENALTIES, FINES, SETTLEMENTS, COSTS AND EXPENSES (INCLUDING COURT COSTS AND REASONABLE ATTORNEYS' FEES), ARISING OUT OF THE MANAGEMENT OF THE COMPANY OR SUCH MANAGER'S SERVICE OR STATUS AS A MANAGER OR SUCH OFFICER'S SERVICE OR STATUS AS AN OFFICER. THIS INDEMNITY SHALL APPLY TO MATTERS THAT ARISE OUT OF THE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR RESPONSIBILITY BY SUCH MANAGER OR OFFICER; PROVIDED, HOWEVER, THAT THIS INDEMNITY SHALL NOT APPLY TO MATTERS ARISING OUT OF THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR BREACH OF THIS AGREEMENT BY SUCH MANAGER OR OFFICER.**

Article 6
TAXES

6.1   TAX RETURNS. The Company shall prepare and timely file all federal, state, and local tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver a copy of each such return to the Members on or before ten (10) days prior to the due date of any such return, together with such additional information as may be required by the Members in order for the Members to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its returns.

6.2   TAX ELECTIONS. The Company shall make the following elections on the appropriate tax returns:

(a)   to adopt the calendar year as the Company's fiscal year;

(b)   to adopt the method of accounting recommended by the Company's accountant and to keep the Company's books and records on the income tax basis;

Article 7
BOOKS, RECORDS, AND BANK ACCOUNTS

7.1 BOOKS AND RECORDS. The Managers shall keep or cause to be kept at the principal office of the Company complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business, and minutes of the proceedings of its Board of Managers, Members, and each committee of the Board of Managers. The books and records shall be maintained with respect to accounting matters in accordance with sound accounting practices, and the books and records shall be available at the Company's principal office for examination, subject to Section 2.6, for any purpose reasonably related to a Member's Interest in the Company, by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours.

7.2 REPORTS. Within ninety (90) days after the end of each taxable year, the Board of Managers shall cause to be sent to each Member at the end of the taxable year a complete accounting of the financial affairs of the Company for the taxable year then ended.

7.3 ACCOUNTS. The Board of Managers shall establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Board of Managers determine. The Board of Managers may not commingle the Company's funds with the funds of any Manager or Member.

Article 8
RESTRICTIONS ON TRANSFER / PREFERENTIAL PURCHASE RIGHT / PURCHASE OPTION

8.1 RESTRICTION ON TRANSFERS. No Member may Transfer all or any portion of his Units except in strict accordance with this Article 8. Any Units transferred in contravention of this Article shall be void of all voting, inspection and other rights with respect to the pledgee/transferee and any such Transfer shall be null and void *ab initio* and shall be subject to purchase by the Company. Any transferor must sign a counterpart to this Agreement agreeing to be bound by all terms hereof prior to such transfer being deemed effective. Each Member specifically acknowledges that a breach of this Article 8 would cause the Company and the Members to suffer immediate and irreparable harm, which could not be remedied by the payment of money. In the event of a breach or threatened breach by a Member of the provisions of this Article 8, the Company or other Members shall be entitled to injunctive relief to prevent or end such breach, without the requirement to post bond. Nothing herein shall be construed to prevent the Company or other Members from pursuing any other remedies available to it for such breach or such threatened breach, including the recovery of damages, reasonable attorneys' fees and expenses.

8.2 PREFERENTIAL PURCHASE RIGHT.

(a) If a Member desires to Transfer all or any portion of its Membership Interest, it must first offer the Company and the other Members the right to purchase such Membership Interest (or portion thereof, as applicable), in accordance with

Section 8.2(b); provided, however, that compliance with Section 8.2(b) shall not be required in the case of the following dispositions:

(i)   Transfers arising as a result of the bankruptcy or death of a Member, both of which are governed by Section 8.4; and

(ii)   Transfers arising as a result of the occurrence of a divorce of a Member of the death of the spouse of a Member, which are governed by Section 8.5.

(b)   Should any Member at any time desire to Transfer all or a portion of its Membership Interest pursuant to a bona fide offer from another Person, such Member shall promptly give notice thereof to the Company and the other Members. The Transfer Notice shall set forth all relevant information with respect to the proposed Transfer, including but not limited to the name and address of the prospective acquirer, the consideration to be received for the proposed Transfer, the precise Membership Interest that is the subject of the Transfer, the proposed closing date for the Transfer, and any other terms and conditions of the proposed Transfer. The Company (or its Designee), first, and then the other Members, second, shall have the preferential right to acquire all or a portion of such Membership Interest for the same purchase price, and on the same terms and conditions, as are set forth in the Transfer Notice, except as provided otherwise in this Section 8.2(b). The Company shall have thirty (30) days following its receipt of the Transfer Notice in which to notify the Transferring Member and the other Members whether the Company desires to exercise its preferential right, and if so, with respect to what portion of the offered Interest. If the Company does not exercise its right to purchase all or a portion of the offered Membership Interest, then the Members (other than the Transferring Member) shall have sixty (60) days following its receipt of the Transfer Notice in which to notify the Transferring Member and the Company whether such Member desires to exercise its preferential right, and if so, with respect to what portion of the offered Interest. If the Company or any Member does not respond during the applicable period, then the Company or the Member that failed to respond shall be deemed to have waived such right. If there is more than one Purchasing Member, each Purchasing Member shall participate in the purchase in the same proportion that its Membership Interest bears to the aggregate Membership Interests of all Purchasing Members (or on such other basis as the Purchasing Members may mutually agree).

8.3   OBLIGATIONS OF PERMITTED TRANSFEREES. In the case of any Transfer of Units made in accordance with Section 8.2, the transferee shall execute and deliver an appropriate instrument agreeing to be bound by this Agreement as a Member and such additional agreements or instruments as the Managers may require. Any permitted transferee of Units shall receive and hold such Units subject to this Agreement and all of the restrictions, obligations and rights created hereunder, and the Members and each transferee shall be bound by their obligations under this Agreement with respect to each subsequent transferee.

8.4   DEATH OR BANKRUPTCY. If a Member dies or suffers a Bankruptcy, the Company shall have the option to acquire the Units of the Deceased Member or the Bankrupt Member, by notifying the estate of the Deceased Member or the Bankrupt Member in writing of such exercise. The Company may exercise the purchase option at any time following the death or Bankruptcy of the Member. The purchase price for the Units being purchased pursuant to this Section 8.4 shall be the Fair Market Value of the Units. Such amount shall be payable in three (3) equal annual installments, the first of such installment being due and payable within sixty (60) days of the exercise of the Company's option. If an option to purchase is exercised in accordance with the other provisions of this Section 8.4, the closing of such purchase shall occur at the principal place of business of the Company on the sixtieth (60th) day after the exercise of the Company's option, unless the parties to such closing agree upon a different place or date. At the closing, (a) the estate of the Deceased Member or the Bankrupt Member shall execute and deliver to the Company (i) an assignment of the Units, in form and substance reasonably acceptable to the Company, containing a general warranty of title as to such Units (including that such Units are free and clear of any encumbrances), and (ii) any other instruments reasonably requested by the Company to give effect to the purchase; and (b) the Company shall deliver to the estate of the Deceased Member or the Bankrupt Member (i) the portion of the Purchase Price required to be paid at the closing, in immediately available funds, and (ii) one or more unsecured promissory notes reflecting the payment terms established in this Section. The Units of the Members shall be deemed adjusted to reflect the effect of the purchase. If a Member dies or suffers a Bankruptcy, the Units held by the estate of the Deceased Member or the Bankrupt Member shall immediately be converted to a non-voting Units. Until such time as the Company exercises its option under this Section, the estate of the Deceased Member may Transfer the Units held by the Deceased Member.

8.5 PROCEDURE FOR SPOUSE-RELATED BUYOUT EVENTS. If a divorce of a Member or the death of a Member's spouse shall occur and the Member does not retain the entirety of his Membership Interest, the Member affected by such divorce or death shall promptly give notice thereof to the Company and the other Members. The Affected Member shall have the option to acquire such Spouse's Fraction, by notifying the Affected Member's spouse or former spouse (or his or her representative) of such exercise within sixty (60) days following the occurrence of the entry of a final decree of divorce or the death of a Member's spouse. If the Affected Member does not exercise his or her right, then the other Members shall have the option to acquire such Spouse's Fraction, by notifying the Affected Member's spouse or former spouse (or his or her representative) of such exercise within ninety (90) days following such Member's receipt of the notice described in the first sentence of this section. Any Member that does not respond during the applicable period shall be deemed to have waived his right. If more than one Member exercises his right, each exercising Member shall participate in the purchase in the same proportion that his Unit bears to the aggregate Units of all exercising Members (or on such other basis as the exercising Members may mutually agree). For purposes of this Agreement, a Spouse's Fraction means that portion (if any) of a Member's Unit that such Member's spouse, such Member's former spouse, such Member's spouse's estate, or such Member's former spouse's estate is determined to own by a court of competent jurisdiction or, in the absence of a judicial determination, by a written agreement between the Member and such spouse, such spouse's estate, such former spouse, or such former spouse's estate. The Person that is required to sell his or her Spouse's Fraction pursuant to this Section 8.5 is referred to herein as the "Seller," and the Person(s) that exercise a right to purchase the Spouse's Fraction pursuant to this Section 8.5 are referred to herein as the "Buyer(s)." The purchase price for the Unit or a Spouse's Fraction being purchased pursuant to this Section 8.5 shall be the Fair Market Value of the Spouse's Fraction. Such amount shall be payable in three (3) equal annual installments, the first of such installment being due and payable within sixty (60) days of the exercise of the option. If an option to purchase is exercised in accordance with the other provisions of this Section 8.5, the closing of such purchase shall occur at the principal place of business of the Company on the sixtieth (60th) day after the determination of the Purchase Price, unless the parties to such closing agree upon a different place or date. At the closing, (a) the Seller shall execute and deliver to the Buyer(s) (i) an assignment of the Spouse's Fraction, in form and substance reasonably acceptable to the Buyer(s), containing a general warranty of title as to such Spouse's Fraction (including that such Unit or Spouse's Fraction is free and clear of any encumbrances), and (ii) any other instruments reasonably requested by the Buyer(s) to give effect to the purchase; and (b) the Buyer(s) shall deliver to the Seller (i) the portion of the Purchase Price required to be paid at the Closing, in immediately available funds, and (ii) one or more unsecured promissory notes reflecting the payment terms established in this Section. The Membership Interests of the Members shall be deemed adjusted to reflect the effect of the purchase.

8.6   FAILURE TO COMPLY. Any purported Transfer consummated without first complying with this Article 8 shall be null and void and of no effect whatsoever.

Article 9
WINDING UP AND TERMINATION

9.1   WINDING UP.

(a)   Winding up of the Company is required upon the first of the following to occur:

(i)   The expiration of the Company's period of duration if not perpetual;

(ii)   Upon the affirmative vote of a Majority of the Members to wind up the Company; or

(iii)   The entry of a decree by a court of competent jurisdiction requiring the winding up of the Company.

(b)   Upon the occurrence of an event requiring the winding up of the Company, the business and affairs of the Company shall cease except to the extent necessary to wind up the Company's business, and the assets of the Company shall be liquidated under this Article 9.

(c)   Winding up of the Company shall be effective as of the day on which the event occurs giving rise to the winding up, but the Company shall not terminate until the winding up process has been completed.

(d)   During the winding up of the Company, the Board of Managers may cause any part or all of the assets of the Company to be sold in such manner as the Board of Managers shall determine in an effort to obtain the best prices for such assets; provided, however, that the Board of Managers may distribute assets of the Company in kind to the Members to the extent practicable.

9.2   WINDING UP AND LIQUIDATION.   On the occurrence of an event described in Section 9.1(a), the Board of Managers shall act as liquidator or may appoint one Manager as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board of Managers. The costs of winding up shall be borne as a Company expense.

9.3   DISTRIBUTION OF ASSETS.   In settling accounts during winding up, the assets of the Company shall be paid in the following order:

(a)   First, to creditors, in the order of priority as provided by law, except those to Members of the Company on account of their Capital Contributions;

(b)   Second, to fund reserves for liability not then due and owing and for contingent liabilities to the extent they were reasonable by the Board of Managers, provided that, upon the expiration of such period of time as the Board of Managers deem advisable, the balance of such reserves remaining after payment of such contingencies shall be distributed in the manner below;

(c)   Third, any remainder shall be distributed to the Members of the Company, pro rata, in accordance with their respective Units.

9.4   DISTRIBUTIONS IN KIND.   If any assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed to the Members.

9.5   TERMINATION.   When the winding up process has been completed, a Certificate of Termination shall be executed on behalf of the Company by a Manager and shall be filed with the Secretary of State of California, and the Board of Managers shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the termination of the Company.

Article 10
AMENDMENT

10.1 AMENDMENTS TO THIS AGREEMENT. Except as provided in Section 10.2, no alterations, modifications, amendments or changes herein shall be effective or binding upon the parties hereto unless the same shall have been agreed to by a vote of a Majority of the Members. Any amendments to this Agreement that would have the effect, directly or indirectly, separately or cumulatively, of reducing the benefits to, or increasing the obligations or liabilities of, the Managers or the Members and any amendment to this Article 10 shall require additionally the express written consent of the Managers and the affected Member. A Member who fails to respond within fifteen (15) days of a notice of a proposed amendment shall be deemed to have voted in favor of it.

10.2 OTHER AMENDMENTS TO THIS AGREEMENT. In addition to any amendments otherwise authorized herein, this Agreement may be amended from time to time by the Board of Managers without the consent of any of the Members (i) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (ii) to admit any additional Members or reflect any change in address or Membership Interest of a Member; and (iii) to modify the provisions of this Agreement, if in the opinion of counsel to the Company and the Board of Managers such modification is necessary to cause the allocations contained therein to have substantial economic effect.

Article 11
GENERAL PROVISIONS

11.1 OFFSET. Whenever the Company is to pay any sum to a Member, any amounts that the Member owes the Company may be deducted from that sum before payment.

11.2 NOTICES. Except as expressly set forth to the contrary in this Agreement, all notices, requests, approvals or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier or by facsimile transmission; and a notice request or consent given under this Agreement is effective on receipt by the Person to receive it. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or such other address as that Member may specify by notice to the other Members. Whenever any notice is required to be given by law or by this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of that notice.

11.3 ENTIRE AGREEMENT; SUPERSEDURE. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

11.4   EFFECT OF WAIVER OR CONSENT. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his or its rights with respect to that default until the applicable statute of limitations period has run.

11.5   BINDING EFFECT. Subject to the restrictions on Transfer set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective legal representatives, successors and permitted assigns.

11.6   GOVERNING LAW; SEVERABILITY. This Agreement is governed by and shall be construed in accordance with the law of the State of California, excluding any conflict of laws rule or principle that might refer the governance or the construction of this Agreement to the law of another jurisdiction. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

11.7   FURTHER ASSURANCES. Each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effect and perform the provisions of this Agreement and those transactions.

11.8   WAIVER OF CERTAIN RIGHTS. Each Member irrevocably waives any right it may have to maintain any action for the winding up and termination of the Company or for partition of the property of the Company.

11.9   NOTICE TO MEMBERS OF PROVISIONS OF THIS AGREEMENT. By executing this Agreement, each Member acknowledges that he has actual notice of all of the provisions of this Agreement, including, without limitation, the restrictions on the transfer of Units set forth in Article 8. Each Member hereby agrees that this Agreement constitutes adequate notice of all these provisions.

11.10   NUMBERS AND GENDER. Where the context so indicates, the masculine shall include feminine and neuter, and the neuter shall include the masculine and feminine, the singular shall include the plural.

11.11   COUNTERPARTS. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the Effective Date, although not necessarily executed on such date.

MEMBERS:

Christina Taft

Christina Taft (Christina Taft-Conner)

____

MANAGERS:

Christina Taft

Christina Taft (Christina Taft-Conner)

____

EXHIBIT A

MEMBERS
(AS OF THE EFFECTIVE DATE)

NAME AND ADDRESS	NUMBER OF UNITS	INTEREST
Christina Taft (Christina Taft-Conner) 5883 Copeland Rd, Paradise, CA	60,000	100%

EXHIBIT B-1

<u>SPOUSE'S AGREEMENT</u>

I acknowledge that I have read the Limited Liability Company Agreement of Worldie LLC and that I understand its contents. I am aware that the Agreement contains provisions whereby my spouse agrees to sell all of his / her Units / Membership Interest, of any form, in the Company, including, if any, our community interest in the Units / Membership Interest, upon the occurrence of certain events, and that such Agreement also imposes restrictions on the transfer of such ownership interests in the Company. I hereby consent to any sale of my spouse's interest in the Company pursuant to the Agreement, approve of the provisions of the Agreement, and agree that our community property interest in the Units / Membership Interest, if any, is subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement in relation to the Units / Membership Interest. I further agree that the Units / Membership Interest will be the sole management community property of my spouse, and my spouse, without my consent, shall have the sole authority to control all or any portion of the Units / Membership Interest.

I am aware that the legal, financial and other matters contained in the Agreement are complex and I am free to seek advice with respect thereto from independent counsel. I have either sought such advice or determined after carefully reviewing the Agreement that I will waive such right.

Date: _____, 20___

Name of Member: _____

Name of Spouse: _____

Signature of Spouse: _____

Exhibit B-2

SPOUSE'S AGREEMENT

I acknowledge that I have read the Limited Liability Company Agreement of Worldie LLC and that I understand its contents. I am aware that the Agreement contains provisions whereby my spouse agrees to sell all of his / her Units / Membership Interest, of any form, in the Company, including, if any, our community interest in the Units / Membership Interest, upon the occurrence of certain events, and that such Agreement also imposes restrictions on the transfer of such ownership interests in the Company. I hereby consent to any sale of my spouse's interest in the Company pursuant to the Agreement, approve of the provisions of the Agreement, and agree that our community property interest in the Units / Membership Interest, if any, is subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement in relation to the Units / Membership Interest. I further agree that the Units / Membership Interest will be the sole management community property of my spouse, and my spouse, without my consent, shall have the sole authority to control all or any portion of the Units / Membership Interest.

I am aware that the legal, financial and other matters contained in the Agreement are complex and I am free to seek advice with respect thereto from independent counsel. I have either sought such advice or determined after carefully reviewing the Agreement that I will waive such right.

Date: _____, 20___

Name of Member:_____

Name of Spouse:_____

Signature of Spouse:_____